Origin energy



07028549

27 November 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

Dear Sir/Madam

ISSUER: ORIGIN ENERGY LIMITED
FILE NO: 082-34934

In accordance with the exemption issued pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed copies of all documents made public in Australia or furnished to the Company's shareholders for the period 4 October 2007 to 27 November 2007. This includes documents that Origin Energy Limited:

(1) makes or is required to make public pursuant to the Corporations Law of Australia;
(2) distributes or is required to distribute to the holders of its securities; and
(3) files or is required to file with the Australian Stock Exchange ("ASX") or the Australian Securities and Investments Commission ("ASIC").

If you require any further information please do not hesitate to contact me.

Yours faithfully

Sue Henry
Company Secretarial Services Manager

02-8345 5441 - sue.henry@originenergy.com.au

dlw 12/10

Origin Energy Limited ABN 30 000 051 696 • Level 45, Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 9244 • www.originenergy.com.au

Origin energy

RECEIVED

2007 DEC 10 A

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	27 November 2007
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	20,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$4.146826
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23 November 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	874,922,718	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	15,132,800 747,000	Options Performance Share Rights

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities (*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: ______________________ Date: 27 November 2007
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

Origin energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	23 November 2007
From	Bill Hundy	Pages	2
Subject	**SALE OF MOKAI GEOTHERMAL RIGHTS**		

Attached herewith is a copy of an announcement released today to the New Zealand Stock Exchange by Contact Energy Limited.

Origin Energy has a 51.36% interest in Contact Energy Limited.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au


CONTACT

23 November 2007

Sale of Mokai geothermal rights

Contact Energy today announced it had agreed to sell land that lies over some of the existing geothermal resource in the Mokai region, north of Taupo, to Mighty River Power and the Tuaropaki Trust.

Contact will receive $27.25 million as a result of selling the Mokai land and exchanging, with Mighty River Power, some rights in relation to natural gas development.

Contact Chief Executive David Baldwin said the small Mokai field was not a core part of the company's geothermal investment strategy, which is primarily focused on developing the geothermal resources at Te Mihi and Tauhara.

Mr Baldwin said a Contact development of the Mokai field would have required significant resources and arrangements with both Mighty River Power and the Tuaropaki Trust whose interests in the Mokai field, include a jointly owned 112 MW power station and connecting transmission line. Accordingly, Mighty River Power and Tuaropaki Trust, who are also the adjacent landowners, are better placed to fully exploit the field's potential.

For further information:
Jonathan Hill
Corporate Communications
04 462 1285

Origin energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	21 November 2007
From	Bill Hundy	Pages	2
Subject	**MOANA 1 WELL UPDATE, IN OFFSHORE TARANAKI BASIN, NEW ZEALAND.**		

Please find attached an update on Moana 1 Well.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 64008345 5000 • Facsimile (02) 9235 16619252 1566 •
www.originenergy.com.au


origin

ASX Release

21 November 2007

Moana 1 Well Update, offshore Taranaki Basin, New Zealand

Origin Energy Limited has been advised by Operator OMV New Zealand Limited that the Moana 1 exploration well in permit PEP 38485, offshore Taranaki Basin, New Zealand has reached a total depth of 3,674mRT. No significant hydrocarbon shows have been encountered in the primary reservoir and the well will be plugged and abandoned.

Co-ordinates for Moana 1 are:

Latitude	38° 10' 55.76" S
Longtitude	173° 51' 10.67" E

Interest holders in PEP 38485 are:

Origin Energy Resources NZ Limited	33-1/3 %
OMV New Zealand Limited (Operator)	33-1/3 %
Todd Petroleum Mining Company Limited	33-1/3 %

For further information contact:

Rob Willink
Executive General Manager, Exploration
Phone: (07) 3858 0676
Email: rob.willink@upstream.originenergy.com.au

Origin energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	16 November 2007
From	Bill Hundy	Pages	2
Subject	**MOANA 1 WELL IN OFFSHORE TARANAKI BASIN, NEW ZEALAND, UPDATE.**		

Please find attached an update on Moana 1 Well.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 64008345 5000 • Facsimile (02) 9235 16619252 1566 •
www.originenergy.com.au



ASX Release

16 November 2007

Moana 1 well, offshore Taranaki Basin, New Zealand

Origin Energy Limited has been advised by Operator OMV New Zealand Limited that at 6am this morning, the Moana 1 exploration well in permit PEP 38485, offshore Taranaki Basin, New Zealand was drilling ahead at 2,771mRT.

The Moana 1 well, which is being drilled by the Ocean Patriot rig, has a proposed total depth of 3,995m m RT.

Co-ordinates for Moana 1 are:

Latitude	38° 10' 55.76" S
Longtitude	173° 51' 10.67" E

Interest holders in PEP 38485 are:

Origin Energy Resources NZ Limited	33-1/3 %
OMV New Zealand Limited (Operator)	33-1/3 %
Todd Petroleum Mining Company Limited	33-1/3 %

For further information contact:

Rob Willink
Executive General Manager, Exploration
Phone: (07) 3858 0676
Email: rob.willink@upstream.originenergy.com.au

Origin energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	19 November 2007
From	Bill Hundy	Pages	22
Subject	CONTACT ENERGY CONFIRMS BINARY GEOTHERMAL PLANT		

Attached herewith is a copy of an announcement released today to the New Zealand Stock Exchange by Contact Energy Limited.

Origin Energy has a 51.36% interest in Contact Energy Limited.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

CONTACT

19 November 2007

Contact confirms binary geothermal plant

Contact Energy today confirmed the company's intent to develop an approximately 20 megawatt geothermal electricity generation binary plant at Centennial Drive in Taupo.

Speaking at the 29th annual geothermal workshop in Auckland, Chief Executive David Baldwin said the plant was already covered by resource consents held by Contact.

"This project will take geothermal steam from the Tauhara steamfield and produce enough renewable electricity to power nearly 20,000 homes.

"The project is expected to cost around $75 million, including the associated steamfield work, and the goal is to have the plant up and running in 2009," he said.

"While this is a relatively small power station, the baseload nature of geothermal electricity will see this project make a valuable contribution to renewable electricity generation from the Taupo region."

Mr Baldwin said Contact was about to go to the market to determine project suppliers and the final plant configuration. He said the geothermal steam would be piped to the binary plant through around one kilometre of pipe, with all used geothermal fluid re-injected back into the edge of the steamfield.

"This is the first part of Contact's proposed development of the Tauhara geothermal system, which will include a new power station of up to 225 megawatts that we hope to have in service by 2012. Resource consent applications will be filed for this project in 2008."

Mr Baldwin said Contact had filed resource consent applications for its proposed 220 megawatt Te Mihi geothermal power station at the end of July this year, and has requested this application be called in under the Resource Management Act and considered under a streamlined process.

He told today's workshop that geothermal electricity was critical to meeting the Government's goal of 90 per cent of electricity coming from renewable sources by 2025, and that the call in of major renewable projects would also be required.

"Contact has an exciting renewable geothermal investment programme that can deliver significant quantities of the clean, renewable and reliable electricity that the country requires.

"In order to bring these new projects on line before demand for electricity begins to exceed supply, the country cannot afford any undue delays in the resource consenting process."

Mr Baldwin also announced a $60,000 annual sponsorship of three students per year who study at the Auckland University's Geothermal Institute.

"As the world looks increasingly to geothermal as a source of renewable energy, leading geothermal developers have a responsibility to ensure the industry has the skills required to continue the responsible development of our geothermal resources," he said.

Jonathan Hill
Communications Manager
04 462 1285
021 440 090


New Zealand's Geothermal Renaissance
the key to our renewable future

Roadmap

- Context
  - Contact
  - New Zealand's place on the geothermal stage
- The geothermal renaissance underway
  - the New Zealand Energy Strategy and climate change
  - Contact's geothermal plans
- Full steam ahead
  - Critical success factors
  - Reclaiming centre stage





Snapshot of Contact Energy

- 635,000 electricity, gas and LPG customers
- 28 per cent of NZ's electricity from 10 power stations
- 1,000 staff
- 85,000 shareholders
- $5.2 billion market cap

- Generates 5% of NZ's electricity from geothermal

Otahuhu B
Otahuhu A
Auckland Sales Team
Rockgas Sales and Distribution
New Plymouth
Te Rapa
Ohaaki
Taranaki
Levin Call Centre
Wairakei
Poihipi Road
Lower Hutt Retail Services Centre
Rockgas Sales and Distribution
Wellington
Contact Head Office
Queenstown
Rockgas Sales
and Distribution
Reticulated LPG networks
Christchurch
Rockgas Sales and Distribution
Reticulated LPG networks
Clyde, Clutha River
Roxburgh, Clutha River
Dunedin Call Centre
Rockgas Sales and Distribution
Invercargill
Rockgas Sales and Distribution

New Zealand's place on the geothermal stage



- NZ was once – and is on the road to once again being – a leader in geothermal
- Significant and relatively accessible resources
- Maui's distraction is over
- Next 10 years a critical period for geothermal in New Zealand
- Contact is committed to leading New Zealand's geothermal renaissance

Wairakei circa 1950s

Contact's commitment to geothermal

- Contact's number 1 investment priority
  - Not just new power stations
  - But also repowering existing plant
- Activity over the last 12 months:
  - Poihipi operated at full capacity (50 MW)
  - Ohaaki exceeded 60 MW: 7 new production wells, 2 re-injection wells, a number of work-overs
  - Wairakei: 4 new production wells, 2 re-injection wells, work-overs continue
- Contact's drilling programme is only increasing
- Contact's geothermal generation is expected to double in 5 years





Ohaaki exemplifies Contact's focus on geothermal

- Opened in late 80's
- Capacity: 108 MW
- Steamfield decline and limited investment
- Reduced to 21 MW by 2006
- Extensive drilling program

- Now at 60 MW
- Very attractive economics





Renaissance drivers

- Energy demand continues to increase
- Maui
- Climate change
- Economics

Fuel Type	Key issues	**LRMC** (c/kWh)
Geothermal	Base load, very low carbon intensity, significant potential remains	5 – 6
Wind	Good resources, consenting challenges, system volatility will need to be managed differently	8.5 – 10
Hydro	Untapped cost effective opportunities remain	8.5 – 10
Gas	Efficient, base load, domestic resources unknown, carbon, discouraged by the New Zealand Energy Strategy	8 – 11
Tidal and wave	Emerging	~ 20



NZES and Emissions Trading

- The NZES sets out the future path for New Zealand's energy sector
  - Target of 90% renewables by 2025
  - Ambitious but achievable
  - A moratorium on new thermal power stations (?)


We're all part of
the problem.
We can all be part
of the solution.

- Emissions trading scheme appears durable
  - Cross party political support
  - Electricity prices will rise – providing a boost for renewables
  - Key policy design issues continue to be worked through

- Geothermal development is critical
  - The 2025 target will only be achieved with significant new geothermal capacity
  - Very soon
  - The only baseload renewable energy that can displace thermal plant - critical to reducing thermal generation and ensuring security of supply



Contact's geothermal expansion plans

- Currently generating at 265 MW

- 470 MW of new capacity is in advanced stages of development
  - 225 MW Te Mihi project: After phasing out Wairakei – a net addition of 60 MW
  - 225 MW Tauhara project
  - 20 MW binary project at Centennial Drive using existing consents

- In excess of $1 billion of new investment in geothermal



Contact Geothermal Production Projection
GWh
5,000
4,000
3,000
2,000
1,000
0
2007
2008
2009
2010
2011
2012
Wairakei
Ohaaki
Tauhara



The Wairakei – Tauhara System



Te Mihi Project

- Consent applications filed in July
- Consents expected mid-2008
- 3 x 75 MW
- Will use steam from current Wairakei consents
- Re-injection will reduces discharges to river
- Construction in two stages - first 2 units on line in 2011





Tauhara Project

- Recent Tauhara appraisal wells have been very encouraging
- Consent applications will be filed mid-2008
- 3 x 75 MW
- On line in 2012



TH-12 vertical discharge

(433 t/hr at a well head pressure of 20.5 barg)



Centennial Drive Project

- A new project for Contact
- 20 MW binary plant
- Will utilise existing consents
- $75 million of investment
- In operation by 2010



Wairakei's binary plant - similar to that planned for Centennial Drive in 2009



Geothermal direct heat

- Electricity generation is not the only opportunity - major scope for greater application of geothermal direct heat for industry
- Contact's 20 MW direct heat project at Tenon's Taupo wood processing plant has been an environmental and economic success story
- Replaced natural gas, cut Tenon's fuel bill (and carbon footprint) and led to significant efficiency gains
- Winner of environmental (EECA) and engineering (IPENZ) awards
- An economic edge for Taupo; could help attract other industry







Full steam ahead?

- The country needs low-carbon, base load and relatively inexpensive energy quickly
- New Zealand's significant geothermal resources are able to meet growth in demand
- Companies are prepared to invest

- What are the constraints?



The RMA, NZES and ETS

- Reconsenting of the existing Wairakei power station took more than 6 years and cost more than $10 million
  - If consenting delays now affect new geothermal developments, then new coal or gas plants will be needed to ensure security of supply and New Zealand will not come close to meeting its 90% renewables target

- Policy has set the stage
  - Critical success lies in **execution**

Two examples:

- Consent processes
  - Project management resources
  - Decision making capacity
  - Prioritisation of consent applications
- A clear and durable framework for determining the market price for carbon
  - Investors will take carbon price risk
  - Provided there is regulatory certainty



Reclaiming centre stage

- Maui clearly impacted NZ's leadership position on the global geothermal stage
- NZ's geothermal renaissance is clearly underway
  - And has the potential to put NZ back in front
- "After an initial surge, then a quiet period, geothermal energy is again at the forefront of commercial and sustainable energy developments. Geothermal's time is now."

  (Brian White, Executive Officer NZGA)
- Geothermal is an area in which NZ has the resource and the skills to be a world leader
  - Unlike wind and gas-fired generation, NZ has core capabilities in geothermal development



Northland Geothermal Region
Auckland
Hauraki Geothermal Region
Taranaki Geothermal Region
East Coast Geothermal Region
Wellington
South Island Geothermal Region
Christchurch
Dunedin



Collaboration and capability

- A key question is how do we accomplish this?
  - Attracting people into the industry
  - Investment in capability
  - Advanced geothermal study and research
  - Supporting the NZ Geothermal Association
  - Building the NZ Geothermal Institute
  - Industry collaboration and skill sharing



Geothermal Institute Class of 1993



The Welcome page of the Geothermal Institute: Darajat


GEOTHERMAL
INSTITUTE



Conclusion

- Geothermal has never been more important to New Zealand's future
- The New Zealand Energy Strategy goals of a secure electricity supply with 90% renewables are highly dependent on significant and rapid develop of New Zealand's geothermal resources
- If consenting processes support this, then New Zealand will see much greater development of geothermal energy over the next 20 years
- Contact is well advanced in planning major new geothermal investments
- New Zealand has a wealth of geothermal expertise, but the industry must now invest in capability to ensure we have the skills for major future development - and reclaim centre stage
- Partnerships and alliances between Government, regulatory authorities, geothermal developers and institutions such as the Geothermal Institute are vital if New Zealand is to benefit from the potential of our geothermal resource




contact™

Origin energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	15 November 2007
From	Bill Hundy	Pages	9
Subject	APPENDIX 3B NOTICE		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	25,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$3.396826**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**14 November 2007**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**874,902,718**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	15,152,800 747,000	Options Performance Share Rights

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 15 November 2007
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

Origin energy

RECEIVED

2007 DEC 10 A 8:47

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	15 November 2007
From	Bill Hundy	Pages	9
Subject	APPENDIX 3B NOTICE		

Please find attached an Appendix 3B regarding the issue of performance share rights under the Origin Energy Senior Executive Performance Share Rights Plan.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Performance Share Rights to acquire ordinary fully paid shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	100,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The performance share rights have a nil exercise price and will expire on 14 February 2013.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**Nil**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Pursuant to the rules of the Origin Energy Senior Executive Performance Share Rights Plan**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**14 November 2007**

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
874,877,718	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**15,177,800** **747,000**	**Options** **Performance Share Rights**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Performance share rights do not participate in dividends**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**N/A**
12	Is the issue renounceable or non-renounceable?	**N/A**
13	Ratio in which the +securities will be offered	**N/A**
14	+Class of +securities to which the offer relates	**N/A**
15	+Record date to determine entitlements	**N/A**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**N/A**
17	Policy for deciding entitlements in relation to fractions	**N/A**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**N/A**
19	Closing date for receipt of acceptances or renunciations	**N/A**

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)? | N/A

33 +Despatch date | N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 15 November 2007
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

Origin energy

RECEIVED

2007 DEC 10 A 8:07

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	15 November 2007
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the issue of performance share rights under the Origin Energy Senior Executive Performance Share Rights Plan.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Performance Share Rights to acquire ordinary fully paid shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**5,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**The performance share rights have a nil exercise price and will expire on 29 December 2012.**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**Nil**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Pursuant to the rules of the Origin Energy Senior Executive Performance Share Rights Plan**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**28 September 2007**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**874,877,718**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	15,177,800 647,000	Options Performance Share Rights

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Performance share rights do not participate in dividends

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

N/A

33 +Despatch date

N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 15 November 2007
Company Secretary

Print name: William M Hundy

Origin energy

082-34934

RECEIVED

2007 DEC 10 A 8:27

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	15 November 2007
From	Bill Hundy	Pages	9
Subject	APPENDIX 3B NOTICE		

Please find attached an Appendix 3B regarding the issue of options under the Origin Energy Senior Executive Option Plan.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options to acquire ordinary fully paid shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	16,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Exercise price will be $10.32 (the volume weighted average price of Origin shares traded on ASX on the five days up to and including 28 September 2007). The options will expire five years and three months after issuance on 29 December 2012.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**Nil**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Pursuant to the rules of the Origin Energy Senior Executive Option Plan**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**28 September 2007**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**874,877,718**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**15,177,800**	**Options**
		642,000	**Performance Share Rights**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Options do not participate in dividends**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**N/A**
12	Is the issue renounceable or non-renounceable?	**N/A**
13	Ratio in which the +securities will be offered	**N/A**
14	+Class of +securities to which the offer relates	**N/A**
15	+Record date to determine entitlements	**N/A**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**N/A**
17	Policy for deciding entitlements in relation to fractions	**N/A**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**N/A**
19	Closing date for receipt of acceptances or renunciations	**N/A**

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: ____________________ Date: 15 November 2007
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	13 November 2007
From	Bill Hundy	Pages	48
Subject	**PRESENTATION**		

Attached for your information is a presentation being made by Mr Frank Calabria, Chief Financial Officer to the Morgan Stanley Asia Pacific Summit in Singapore.

A copy of the presentation can also be obtained from our website www.originenergy.com.au under the Investor Centre - Presentations section.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au


origin
energy

Morgan Stanley Asia Pacific Summit
Singapore
November 2007

Outline

- Highlights
- Origin's strategy
- Strategy implementation
- Appendix – Reserves position and five year financials

Any forward looking information in this presentation has been prepared on the basis of a number of assumptions which may prove to be incorrect and these statements speak only as of the date of this presentation. This presentation should not be relied upon as a recommendation to buy or sell shares by Origin Energy Limited.

Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in Origin Energy Limited.


origin
energy

This year has been a year of transformation for Origin with progress on a number of significant projects and initiatives...

Strong Financial Performance

- EBITDAF up 12%
- Underlying NPAT up 10%

Retail Customers up 40%

- Acquired Sun Retail business in QLD
- Customer numbers increase to 3 million in Australia

Construction commenced to double Generation capacity

- 630 MW Darling Downs CCGT approved
- 120 MW OCGT Quarantine PS expansion approved

Coal seam gas reserves doubled & contracts signed

- 2P CSG reserves up 1,000 PJ to 2,470 PJ
- Contracts with RTA and Darling Downs PS

BassGas project online

- BassGas project online from Sept 2006
- Otway Gas project in commissioning

Network Business Sold

- Interests in SEA Gas, Envestra and Asset management divested
- $556 million - EPS accretive divestment

Rejected AGL merger proposal

... which have contributed to our strong financial performance and provided a platform for growth


origin
energy

The company has continued to perform strongly through this period of significant growth and change...

Revenue	$6,456 million	up 10%
EBITDAF	$1,201 million	up 12%
Underlying Profit	$370 million	up 10%
EPS - Underlying	44.3 cps	up 4%
Free cash flow	$595 million	up 2%
Total 07 dividend fully franked	21 cps	up 17%

...delivering increased profits and significantly higher dividends to shareholders...


origin
energy

...while reinvesting strong cash flows into development projects underpinning the organic growth of the company...

Major Project Timetable

Financial Year	FY 07	FY 08		FY 09		FY 10		FY 11		FY 12
Calendar Year	2007		2008		2009		2010		2011	
BassGas										
CSG - SG Phase 4										
Otway Gas Project										
Kupe Gas Project										
CSG - DD & RTA										
Darling Downs Power Station										
Quarantine Power Station										
Legend	Planning & permitting		Construction		Production					

...which, together with acquisitions such as Sun Retail, will deliver growth in earnings over the coming few years


origin
energy


origin
energy

Origin's strategy

Origin's financial objectives and business strategies have been established to respond to changes in the energy industry since the mid 90's...

- **Financial Objective**
  - Steady and predictable cashflows
  - EPS growth of 10-15% pa on average
- **Business Strategy**
  - Positioned in the competitive (rather than regulated) segments of the Australian energy industry
  - Integrated across these segments to:
    - Better manage risk through natural hedges
    - Enhance the range of growth opportunities
  - Pursue other opportunities that leverage skills and knowledge

... and while these objectives and strategies are continually reviewed, they are still relevant today


origin
energy

The effective implementation of this strategy helps us manage the volatility in wholesale electricity and gas prices which arise in the energy industry...

- Wholesale electricity markets have experienced significant short-term price increases



Victorian Spot and Forward Contract Electricity Prices
Forward Curve Jun 07
Forward Curve Jun 06
Forward Curve Jun 05

Source: NEMMCO, AFMA and Origin Energy



Victorian Gas Weighted Average Spot Price and Demand
(for period 01 Jul 2005 to 30 Jun 2007)
Daily weighted average spot market price (A$/GJ)
Daily withdrawals (GJ)
01-Jul-05
01-Jan-06
01-Jul-06
01-Jan-07
Quantity (GJ)
Spot Market Price

- Gas pool prices in Victoria have also been volatile as cold weather in June and the drought limited the availability of hydro and therefore created record demand for gas-fired generation



origin energy

...and has provided us with the ability to perform strongly and grow the business across the competitive segments of the industry....



Generator









2P Reserves
(PJe)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04
Jun 05
Jun 06
Jun 07



Generation Capacity
(MW)
Contact
Committed
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04
Jun 05
Jun 06
Jun 07



Customers
(millions)
Contact
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04
Jun 05
Jun 06
Jun 07

...resulting in Origin becoming the leading fuel-integrated generator-retailer in the Australian and NZ markets



origin

The growth in scale of operations has led to increased cash-flows and earnings...

EBITDAF by business type
(A$, millions)


1400
1200
1000
800
600
400
200
0
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04
Jun-05
Jun-06
Jun-07
Networks
E&P
Generation
Retail
Contact

- Initial growth in Retail came from acquisitions and margin expansion - with further consolidation likely (eg NSW privatisation)
- Longer term investments will drive growth in E&P - with large projects such as CSG, BassGas, and the Otway Gas Project now starting to add earnings in FY 08
- Conditions were historically unfavourable for large-scale Generation investments - however recent wholesale price rises have provided the signal for Origin to start building its own base-load generation and add to its peaking assets
- Contact Energy - acquired in 2004 - brought immediate earnings and provides a strong growth platform in renewables
- The low-growth Networks business was sold at the end of FY 07

... with initial growth in the Retail segment being followed by growth in the E&P and Generation areas


origin energy

These strategies have resulted in significant growth and increasing value for shareholders



FCFPS
EPS
DPS
cents per share (A$)
'00
'01
'02
'03
'04
'05
'06
'07
19 13 6
30 17 4
40 20 5
54 25 10
53 31 13
63 42 15
74 42 18
71 44 21

- Free cash flow per share[1] has grown at a CAGR 21% since listing
- EPS has increased from 13 cents per share in 2000 to 44 cents per share in 2007 (underlying)
- Since 2001 Origin has steadily increased its dividends, paying 21 cps fully franked in 2007
- Origin's share price has significantly outperformed the ASX 100 index since listing
- Market capitalisation and liquidity have increased as the share-price has risen, with capital raisings in 2001, 2005 and late 2006 following significant acquisitions



Origin Energy
ASX100
Origin Energy Share Price Performance vs ASX100
1 March 2000 to 06 November 2007
(normalised at 1 March 2000)
1/03/2000
3/08/2001
6/01/2003
8/06/2004
8/11/2005
18/04/2007



Liquidity
Market Cap
$ million
Nov-00
Nov-01
Nov-02
Nov-03
Nov-04
Nov-05
Nov-06



origin energy

(1) Free cash flow after stay-in-business capital, interest and tax

Origin has reported its business across four segments covering its operations in Australia with Contact being reported as a fifth segment

Segment	EBITDAF (30 June 2007)	FE[1] (30 June 2007)
E&P - One of the largest suppliers of gas to eastern Australian markets •Over 3,471 PJe 2P reserves and annual production of 87.2 PJe in 2007 •Diverse acreage position across Australia and New Zealand •A leading Australian CSG producer	254	1,858
Generation - Owner of peaking and cogeneration plants •Interests in around 870 MW of installed capacity, predominantly gas fired •750 MW of new developments approved •Output contracted to 3rd parties or Retail division	99	325
Retail - 2nd largest energy retailer in Australia •Over 3 million customers, Australia's 2nd largest energy retailer •National business covering electricity, natural gas, LPG and related products and services	341	1,772
Contact Energy - Owner of 51.4% of New Zealand's largest listed energy company •Integrated energy model similar to Origin •Interests in around 2,200 MW of installed generation capacity and around 634,000 gas, electricity and LPG customers	477	3,362
Networks (SOLD) •Provision of asset management services to 3rd parties, managing over 20,000 km of gas networks and 3,500 km of water networks •Equity investment in Envestra •SEA Gas pipeline	30	215

The lower-growth networks segment was sold for $556 million in mid 2007


origin
energy

(1) Funds Employed


origin
energy

Strategy implementation

Integration into fuel has been a key component of Origin's positioning - establishing gas reserves close to markets...



Generator





2P Reserves
(PJe)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04
Jun 05
Jun 06
Jun 07

- Origin has an extensive portfolio of gas and oil exploration and production interests near key markets in Australia and New Zealand
- Major gas development projects include:
  - CSG Projects in Queensland (Spring Gully, Fairview, and Walloons)
  - BassGas Project - Bass Basin, Victoria - now in production
  - Otway Gas Project - Otway Basin, Victoria - now commissioning
  - Kupe Gas Project - Taranaki Basin, New Zealand - under construction with first gas by mid 2009
- Annual Sales: 92.5 PJe, Annual Production: 87.2 PJe
- 2P reserves: 3,471 PJe

... which can be brought to market at competitive prices to help underpin Retail and Generation positions



origin
energy

Origin has established an extensive acreage position across the prime coal seam gas fairways in Queensland...

- Current key assets are:
  - Bowen Basin (Fairview, Spring Gully)
  - Undulla Nose (Talinga, Orana, Condabri, Argyle, Kenya, Lauren)
- Origin's share of 2P reserves in these fields is 2,470 PJ (July 2007), while 3P reserves are estimated at 4,578 PJ. Total exploration and acquisition costs are around $240 million.
- Reserves quoted exclude exploration potential - with the next key area for expansion likely to be the Walloon areas away from the Undulla Nose
- Origin has written contracts with 3rd parties for over 1,000 PJ, in addition to the supply of around 880 PJ to the Darling Downs power project over 20 years
- With low finding costs, a large reserves base and channels to market Origin is well placed to optimise value from its CSG position


Queensland
Coral
Sea
Kilometres
Bowen Basin
Denison Trough
Surat Basin
Bowen Basin CSG
Fairview & Spring Gully Fields
2P reserves: 1,677 PJ
3P reserves: 2,226 PJ
Walloons Exploration
No reserves booked
Walloon (Undulla Nose) CSG
Talinga, Argyle & Kenya fields
2P reserves: 793 PJ
3P reserves: 2,352 PJ
LEGEND
Origin permit
Origin CSG permit
Gas pipeline
Potential gas pipeline
Pipeline
Production facility
Proposed production facility
Brisbane
Toowoomba
Tweed Heads
NSW
Emerald
Rolleston
Yellowbank
Rockhampton
Gladstone
Bundaberg
Spring Gully
Peat
Roma

... with total finding and acquisition costs for 2P CSG reserves booked to date of less than 10 cents per gigajoule


origin energy

As well as growing its gas reserves Origin has been able to monetise its reserves base through its channels to market...



CSG Reserves
2P Reserves (PJ)
2500
2250
2000
1750
1500
1250
1000
750
500
250
0
2000 2001 2002 2003 2004 2005 2006 2007
Calendar Year



Origin's CSG Production
Annual Production (PJ)
120
110
100
90
80
70
60
50
40
30
20
10
0
RTA Contract
22PJ/a
Darling Downs
up to 44 PJ/a
Growth in existing
3rd party contracts
2000 2001 2002 2003 2004 2005 2006 2007 By 2011
Financial Year

... with committed contracts likely to see Origin's CSG production rise from around 22 PJ in 2007 to a potential rate of around 100 PJ/a by 2011



origin
energy

Origin is the Operator and a 42.5% interest holder in the BassGas project which commenced operation in Sept 2006



S.A.
SEA Gas Pipeline
Victoria
Katnook
Mt. Gambier
Portland
Otway
Basin
Southern
Ocean
Sth West Pipeline
Melbourne
Lang Lang
Port Campbell
Thylacine
BassGas Pipeline
Yolla
Bass
Basin
Bass
Strait
Tasmania
LEGEND
0
100
Kilometres



BassGas Project: Yolla A platform viewed from the flare-boom

- Gross annual production will be approximately 20 PJ of sales gas and 1.4 million barrels of condensate and LPG

Origin is purchasing 100% of the sales gas output for its Retail operations in Victoria



origin
energy

The Otway Gas Project has commenced commissioning and is expected to be in steady production by January



Otway Gas Project: Onshore plant near Port Campbell, Western Victoria


S.A.
SEA Gas Pipeline
Victoria
Katnook
Mt. Gambier
5th West Pipeline
Melbourne
Lang Lang
Portland
Port Campbell
Otway
Basin
Southern
Ocean
Thylacine
BassGas Pipeline
Yolla
Bass
Basin
Strait
Tasmania
LEGEND

- Gross annual production will be approximately 60 PJ of sales gas and 1.8 million barrels of condensate and LPG

Origin has a 30.75% interest in the project and is purchasing 48.5% of the sales gas for its Retail operations

origin energy

In New Zealand construction of the Kupe Gas Project is progressing to schedule...


LEGEND
Origin permit
Gas pipeline
Proposed production facility
Northland Basin
Whangarei
Auckland
Hamilton
Gisborne
New Plymouth
Taranaki Basin
Kupe
Napier
Nelson
Wellington
Tasman
Sea
Pacific
Ocean
Christchurch
Canterbury Basin
Timaru
Dunedin
Invercargill
0
250
Kilometres







- *Top Left - Topside fabrication in Singapore*
- *Top Right - installation of platform jacket using the jack-up rig which will drill the development wells*
- *Left - platform jacket arriving in New Zealand*

- Origin has a 50% interest in the Kupe Gas Project and is the Project Operator
- Gross annual production will be approximately 20 PJ of sales gas and over 2 million barrels of condensate and LPG

... and Origin is continuing to evaluate exploration results across its New Zealand portfolio


origin
energy

The BassGas Project, Otway Gas Project, Kupe Gas Project and CSG developments are each establishing new production infrastructure in areas where we hold prospective acreage...



Bonaparte Basin
Darwin
Northern Territory
Queensland
Galilee Basin
Western Australia
Cooper & Eromanga Basins
Surat & Bowen Basins
Brisbane
South Australia
Perth Basin
Perth
New South Wales
Adelaide
Sydney
Victoria
Melbourne
Otway/Bass Basins
Tasmania
Hobart
Auckland
Taranaki & Northland Basins
New Zealand
Wellington
Canterbury Basin

...opening up the potential for further exploration and development in these and related areas



origin energy

Origin's generation position in Australia has to date comprised peaking and co-generation units...



Generator



Generation Capacity (MW)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Contact
Committed
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04
Jun 05
Jun 06
Jun 07

Existing Generation capacity plants

- Interests in 870 MW of gas capable cogeneration and peaking plants in Australia
- 2,200 MW of thermal, hydro and geothermal capacity through Contact Energy in New Zealand

Development projects

- Construction commenced on 630 MW Darling Downs CCGT (Queensland) and 120 MW Quarantine OCGT (SA)
- 2,000 MW of permitted sites (Mortlake, Spring Gully)
- Contact Energy has embarked on geothermal expansions and wind site developments in New Zealand

Renewables in Australia

- SLIVER® development continues to meet milestones
- 30% JV in Hot Fractured Rock geothermal play with Geodynamics, plus 10% shareholding in Geodynamics

... while Contact holds a diverse generation portfolio in NZ. Origin is now constructing Australia's largest combined cycle gas fired power station at Darling Downs in Queensland



origin energy

Origin has interests in 870 MW of peaking and co-generation in Australia and over 2,200 MW through Contact Energy in New Zealand, and is creating new development opportunities

Australia

Plants	Capacity (MW)	Operation	Fuel
Osborne	180 (Cogen)	Base	Gas
Worsley	120 (Cogen)	Base	Gas
Bulwer Island	32 (Cogen)	Base	Gas
Mt Stuart	288 (OCGT)	Peak	Jet fuel
Quarantine	96 (OCGT)	Peak	Gas
Ladbroke Grove	80 (OCGT)	Peak	Gas
Roma	74 (OCGT)	Peak	Gas

New Zealand

Plants	Capacity (MW)	Operation	Fuel
Otahuhu A	Reactive Power	Reactive Power	Gas
Otahuhu B	402 (CCGT)	Base/Int	Gas
Te Rapa	44 (Cogen)	Base/Int	Gas
Ohaaki	105 (Geothermal)	Base	Geothermal
Wairakei	181 (Geothermal)	Base	Geothermal
Poihipi	55 (Geothermal)	Base	Geothermal
Clyde	432 (Hydro)	Base	Hydro
Roxburgh	320 (Hydro)	Base	Hydro
Taranaki	377 (CCGT)	Base/Int	Gas
New Plymouth	300 (GST)	Base	Gas

Map key
Conventional oil & gas permits
Coal seam gas permits
LPG seaboard terminal
Origin power plant
Contact power plant
Hydro plant

● Base load permitted sites
○ Peaking expansion opportunities

origin energy

These development opportunities could require investment of around $3 billion in Australia and over $2 billion in New Zealand

Australia

Plants	Fuel	Scale	Indicative gross cost (and Origin equity%)	Status
Quarantine Power Station expans'n	Gas	120 MW	$0.08 billion (100%)	Under Construction
Darling Downs Power Station	Gas	~500 MW	$0.8 billion (100%)	Under Construction
Mortlake Power Station	Gas	Up to 1000 MW	$1.2 billion (100%)	Permitted - tenders sought for first 500 MW stage
Spring Gully Power Station	Gas	Up to 1000 MW	$1.2 billion (100%)	Permitted - tenders received

New Zealand (Contact Energy)

Plants	Fuel	Scale	Indicative gross cost (all projects 100% CE)	Status
Geothermal projects (2)	Geo	2 projects of 225 MW each	NZ$ 1.0 billion	Planning and Permitting
Wind farm projects	Wind	Up to 650 MW	Dependent on final scale of development	Commitment made to initial construction
Gas-fired peaking (Stratford)	Gas	100 MW	NZ$ 0.1 billion	Planning and Permitting
Otahuhu C Power Station Project	Gas	400 MW	NZ$ 0.4 billion	Permitted

These opportunities are fuelled by natural gas and renewables (geothermal and wind), thereby reducing Origin's exposure to a future carbon cost.


origin
energy

In Australia Origin's retail business provides a substantial channel to market and opportunity for growth in generation


Energy Demand
Annual Demand and Generation dispatched (Twh)
35
30
25
20
15
10
5
0
Peak Demand
Peak Demand and Installed capacity (MW)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Origin Retail Load
Origin Existing Generation
Under Construction
Permitted Sites

Development of permitted base load power stations sites is likely to be staged over several years. The potential impact of developing all permitted sites is illustrated.

Expansion at existing sites and permitted greenfield opportunities could increase Origin's generation capacity to approximately 50% of electricity peak requirements


origin
energy

At 630 MW the Darling Downs combined cycle power station will be the largest CCGT on the NEM...





- Located at Braemar in Queensland on the NSW / QLD transmission interconnector
- Low life cycle cost, one of the lowest short-run-marginal-costs in the National Electricity Market
- 630MW combined cycle power station with three Frame 9E gas turbines with a capacity of 120MW each, three boilers and a steam turbine of 270 MW capacity.
- Construction contract worth $780 million.
- Air-cooled using three per cent of the water a conventional water cooled coal-fired power station would use
- Half the greenhouse gas emissions of a coal-fired power station using current technology. Annual saving of 2.5 million tonnes of greenhouse gases a year

... and expansion of the Spring Gully and Talinga fields will provide a low cost flexible gas supply...



Queensland
Coral
Sea
RTA - Gladstone
Gladstone
Kilometres
LEGEND
Walloon coal seam gas fields
Darling Downs Power Station
Proposed Pipeline
Brisbane
Toowoomba
Dalby
Bundaberg
Emerald
Roma
Gully
NSW

- There will be a combined investment of around $760 million to complete the Spring Gully development, start the coal seam gas development in the Walloons and construct the connecting infrastructure to service both the Darling Downs and RTA contracts.
- The Spring Gully field will be expanded from 85 TJ/d capacity to 150 TJ/d capacity, with an additional 60 wells, increased gas processing capacity, a water treatment plant
- To meet the power station load of up to 44 PJ/annum and the Rio Tinto Australia contract for a further 22 PJ/a Spring Gully be will supplemented by development of the Talinga field in the Walloon coal seams
- A gas pipeline connecting the gas hub at Wallumbilla to the Talinga field and Darling Downs Power Station will be built.

... to service both the Darling Downs Power Station (44 PJ/a) and the RTA gas supply contract (22 PJ/a)



Origin is also investing in renewable technologies to meet future energy needs



Solar

- $30m investment in a solar photovoltaic SLIVER project, with product successfully scaled up to 75 and 150 watt modules
- Technical milestones continue to be met - including product certification in Europe, Successful migration of the cell design to cheaper silicon wafers, and commencement of Design of our 1st production facility

Geothermal

- Origin has recently acquired a 30% interest in a joint venture with Geodynamics to undertake further development of its geothermal project in central Australia
- Origin has also retained its 10% shareholding in Geodynamics

Geothermal and Wind in New Zealand

- Two new geothermal stations planned, each around 225 MW capacity
- MOU with Investec for wind developments. Four sites identified for up to 700 MW - first site selected



Geodynamics Limited


Schematic cutaway of HDR Geothermal Power Station
POWER PLANT
HEAT EXCHANGER
INJECTOR
PRODUCTION WELL
INJECTION WELL
PRODUCTION WELL
GRANITE BODY
ARTIFICIAL RESERVOIR






origin energy

Origin is one of the largest energy retailers in Australia with over 3 million electricity, natural gas and LPG customers...



Generator

- Origin is the second largest retailer in Australia with around 3 million customers
  - 1,815,000 electricity
  - 889,000 gas
  - 336,000 LPG
- Retail sales volume of 231 PJe in FY 07
  - 23 TWh of electricity (or 33 TWh on an annualised basis)
  - 125 PJ of natural gas
  - 486 kilotonnes of LPG
- Australia's leading retailer of green energy products
- Australian margins maintained despite high levels of churn and short term increases in wholesale electricity prices
- Integrated position in NZ preserves business returns despite changing wholesale conditions



Customers
(millions)
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Contact
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04
Jun 05
Jun 06
Jun 07

...providing scale and geographic diversification advantages, and a channel to market for its E&P and generation businesses



origin energy

Origin Energy has increased its share of eastern Australian energy markets substantially over time as energy market reforms have seen the sector deregulated and privatised...


Eastern Australia
Market share customers: 1998
Origin Energy 4%
Origin Energy
NSW Government
Vic Government
Non Government Companies
Qld Government
Others
Eastern Australia
Market share customers: 2007
Origin Energy 23%
Origin
TRU
Qld Government
AGL
NSW Government
Others

... although Governments still have significant interests in retail and generation assets, particularly in NSW. In NZ Contact currently has a 28% share of the retail electricity market and 35% of the retail gas market


origin energy

Source: 1998 Data various public sources / Origin Energy estimates
2006 Data - UBS Australian Utilities Structure 2006

Origin has clearly established its leadership position in green energy sales and carbon responsibility...


Green Power Customers in Australia
Market
Origin
600,000
500,000
400,000
300,000
200,000
100,000
0
Q1 05 Q2 05 Q3 05 Q4 05 Q1 06 Q2 06 Q3 06 Q4 06 Q1 07 Q2 07


Other 2%
Jackgreen 3%
Integral 4%
Country Energy 5%
AGL 10%
TruEnergy 8%
Ergon Energy 9%
Energy Australia 11%
EA-IP Partnership 16%
Origin Energy 33%

- In June 2007 GreenPower customers across Australia totalled over 590,000 and were growing rapidly*
- Origin has a market share of approximately 33%*

... resulting in continuing and credible retail market differentiation and emerging brand strength


origin energy

* Source : GreenPower Website Quarterly Report - Q2 Jun 2007

Over many years Origin has taken an advocacy role in the debate surrounding climate change and a carbon regime...





CO2CRC Researching CO2 sequestration technologies


SolarCity
Adelaide




AFL

Carbon Neutral by 2009


LANDCARE
AUSTRALIA

We're planting 100,000 trees to say thank you


Carbon
Reduction
Scheme

The Business Case for Early Action

Australian Business Roundtable on Climate Change

... as carbon emissions are currently a largely unrecognised cost in energy production

31 ***"Climate change is a major business risk and we need to act now"***


origin
energy

Churn rates remain high. Origin acquired over 386,000 new accounts in FY 07 for a net gain of 22,000 gas and electricity accounts in addition to Sun Retail



Mass Market Churn: Completed & Pending*
% Churn: Monthly data annualised
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
Jul-02
Jul-03
Jul-04
Jul-05
Jul-06
Jul-07
Vic Elec
Vic Gas
Qld Elec
Qld Gas
SA Elec
SA Gas
NSW Elec
NSW Gas

June 2007 Origin Energy Customer Numbers (in thousands)

	Natural Gas	Electricity	Total
2006	880	955	1,835
Organic	-5	+27	+22
Sun Retail	+14	+833	+847
2007	889	1,815	2,704

- Origin now has 790,000 dual fuel accounts, up over 11% on last year
- Around 229,000 electricity customer accounts now established in SA and NSW
- Over 250,000 customers signed to Green products (200,000 in billing system)
- Recent churn rates in Victoria and SA have been trending down, but initial churn in Queensland has been high as expected

Electricity pool price rises have dampened churn in Vic & SA, while churn has opened at high rates in Qld



origin
energy

*Source: Various websites including Vencorp, Nemmco, Gasmarketco & Company Information

Electricity prices increased significantly through the first half of 2007. However Origin's unit cost of goods sold increased by only 2% reflecting our long term hedging strategy.



Victorian Spot and Forward Contract Electricity Prices
$/MWh
$180
$170
$160
$150
$140
$130
$120
$110
$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
Monthly Average Spot Price
curve as at 31/10/07
curve as at 30/6/07
Representative Forward Contract Curve (1 to 2 years forward)
Forward Curve Jun-07
Forward Curve Oct-07
Forward Curve Jun 06
Jun 00
Dec 00
Jun 01
Dec 01
Jun 02
Dec 02
Jun 03
Dec 03
Jun 04
Dec 04
Jun 05
Dec 05
Jun 06
Dec 06
Jun 07
FY 07/08
FY 08/09
FY 09/10

The forward curve and spot price have both retreated from mid-year highs, but remain above long-run averages



origin energy

Source: NEMMCO, AFMA and Origin Energy

Despite high churn and wholesale price volatility customer numbers and margins per customer have increased...

Gas and Electricity	Jun 07	Jun 06
YE customer numbers ('000)	2,704	1,835
Weighted av customer no ('000)	2,210	
EBITDAF / Sales - %	9.2%	9.5%
EBITF / Sales %	8.4%	8.7%
$ Per Customer:		
Gross Margin / Customer	255	250
Opex / Customer (inc Corporate Costs)	116	118
EBITDAF / Customer	139	132

- Gross margin and EBITDAF per customer both improved on prior year despite increased customer gains and churn adding to acquisition cost and cost of customer loss Over 250,000 customers signed to Green products (200,000 in billing system)
- Opex per customer was lower than last year despite higher corporate cost allocations ($53 million in FY 07 vs $42 million in FY 06)

... supporting growth in the long term value of the business


origin

In gas, Origin has managed its sales and purchasing to leverage additional upstream development by reducing contracts to buy gas and securing new loads - particularly in Queensland



Origin Retail Natural Gas Supplies (PJ)
300
250
200
150
100
50
0
2007
2008
2009
2010
2011
2012
2013
2014
2015
ToP to ACQ
buy from Origin
buy from Origin JV partners
buy from 3rd parties
Power Generation
Retail Sales
Power generation potential for Origin to develop and service gas fired power projects from equity gas reserves
Gas markets - potential for Origin to service its retail requirements through contracts with third parties or develop equity gas reserves

Origin now has significant flexibility in gas supply - and has the option to buy from third parties if gas prices are low or develop equity gas if gas prices rise



origin
energy

In New Zealand Contact Energy also has an integrated position which provides a natural hedge to seasonal variations in the wholesale electricity (where hydro is the dominant fuel)...


Generator

- Extensive portfolio of gas supply arrangements
- Resource consents securing hydro and geothermal fuels over the long term
- Recently secured wind farm sites for future generation

- 10 power stations with approximately 2200 MW of installed generation capacity, generating 28% of New Zealand's electricity
- Approximately 50% thermal, 33% hydro, 17% geothermal
- Most diverse and flexible generation portfolio of any generator in New Zealand

- 513,000 electricity customers
- 75,000 reticulated gas customers
- 46,000 LPG customers
- Operations in both the North and South Islands

... and with energy supply in NZ limited Contact has a relatively long energy / short Retail position


origin
energy

The integrated strategy of Contact Energy also provides a significant internal hedge for its business

Electricity Revenue



Total Electricity Revenue (net of electricity purchase costs)
$1347.7m
$1344.8m
$ million
2005/6
2006/7
Financial Year
Retail Electricity (net of electricity purchase costs)
Wholesale Electricity Revenue
Hedged and Unhedged Electricity Revenue
82.4% hedged
85.9% hedged
100%
80%
60%
40%
20%
0%
250
200
150
100
50
0
2005/06
2006/07
Financial Year
Retail Purchases
Net unhedged
CFD
Net unhedged Rev

- The average wholesale electricity price for the financial year ended 30 June 2007 was $53.70/MWh, a 42% reduction
- This drove the change in the relative contributions between retail and wholesale
- Gross retail electricity revenue increased by 8.3% with sales volume increasing by 2.7% and average sales price by 5.6% per kWh
- Customer numbers reduced from 515,000 at the end of the 2006 financial year to 513,000 as at 30 June 2007; however they increased slightly during the second half of the 2007 financial year (from 511,000 as at 31 December 2006)



contact

...providing stable year on year earnings despite large changes in wholesale electricity prices



origin
energy

Origin continues to deepen the integration across its business...


Generator


Origin Retail Natural Gas Supplies (PJ)
300
250
200
150
100
50
0
2007
2008
2009
2010
2011
2012
2013
2014
2015
ToP to ACQ
buy from Origin
buy from Origin JV partners
buy from 3rd parties
Power Generation
Retail Sales
Power generation potential for Origin to develop and service gas fired power projects from equity gas reserves
Gas markets - potential for Origin to service its retail requirements through contracts with third parties or develop equity gas reserves
Energy Demand
Annual Demand and Generation dispatched (Twh)
35
30
25
20
15
10
5
0
Peak Demand
Peak Demand and Installed capacity (MW)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Origin Retail Load
Origin Existing Generation
Under Construction
Permitted Sites

... which creates opportunities to develop and grow each of its business segments


origin
energy

In turn this is reflected in a significant program of growth capital going forward...



Origin Energy growth capital expenditure profile
Capital Expenditure - A$ million
1800
1600
1400
1200
1000
800
600
400
200
0
Origin Energy
Free Cash Flow 2007
2007 (A)
2008 (F)
2009 (F)
2010 (F)
CSG
Otway Gas Project
Kupe Gas Project
E&P General
Darling Downs PS
Quarantine PS
Generation
Retail
Contact

...which will be funded from strong and growing cash-flows and balance sheet capacity...



origin
energy

...and will continue to add value to shareholders in the years to come



FCFPS
EPS
DPS
'00
'01
'02
'03
'04
'05
'06
'07



EBITDAF by business type
(A$, millions)
Networks
E&P
Generation
Retail
Contact



Origin Energy
ASX100



Liquidity
Market Cap
$ million



origin energy


origin
energy

Appendix - Reserves position and five year financials

Origin's 2P reserves increased by 42% year-on-year with the reserves growth coming predominantly from CSG...

Origin 2P reserves by Product 1/07/2007	GAS (PJ)	LPG (KT)	CONDENSATE (KBBLS)	OIL (KBBLS)	TOTAL (PJe)
Reserves at 1/7/06	2,199	1,821	20,275	6,276	2,436
Net additions & revisions	1,126	16	(17)	(638)	1,123
Production	72	67	784	1,328	87
Reserves at 30/06/07	3,252	1,770	19,238	4,310	3,471
Reserves by Region					
Central Queensland - CSG	2,470	-	-	-	2,470
Central Queensland - conventional	78	54	407	141	84
Cooper Basin	163	273	2,099	2,610	203
Other onshore Australia	15	-	32	1,210	22
Otway Basin - Offshore	270	515	3,764	-	315
Bass Basin	131	397	5,620	349	183
New Zealand	127	531	7,352	-	194

... while Origin continues to undertake technical evaluation of discoveries in the offshore Otway (Halladale & Blackwatch) and Bass (Trefoil) basins


origin
energy

(1) PJe - petajoule equivalent - a measure of energy

Profit & Loss

	Jun 02 ($m)	Jun 03 ($m)	Jun 04 ($m)	Jun 05 ($m)	Jun 06 ($m)	Jun 07 ($m)
Revenue	2,429	3,352	3,556	4,902	5,880	6,456
EBITDAF	405	941	532	918	1,076	1,201
EBIT	231	295	329	656	791	943
Net Financing Cost[1]	(43)	(49)	(45)	(148)	(175)	(215)
Tax expense	(54)	(80)	(77)	(137)	(169)	(157)
Minority Interests	(5)	(5)	(2)	(70)	(122)	(135)
NPAT - Statutory	129	162	205	301	332	457
NPAT - Underlying					338	370
EPS - Statutory	20.2	24.8	30.0	42.1	41.9	54.7
EPS - Underlying					42.7	44.3
ROE	8.1%	9.2%	10.6%	11.9%	12.3%	7.8%

From 1 July 2005, the Origin Energy was required to comply with Australian equivalents to International Financial Reporting Standards (A-IFRS) issued by the Australian Accounting Standards Board. The financial results for the year ended 30 June 2005 have been restated for A-IFRS on the same basis and so differ from historical financial information published at that time. Prior years were prepared under earlier accounting standards and have not been restated.

(1) Excluding capitalised interest

origin energy

Origin's growth has required significant capital expenditure. Acquisitions in the Retail and Generation areas have provided immediate contributions…

	Jun 02 ($m)	Jun 03 ($m)	Jun 04 ($m)	Jun 05 ($m)	Jun 06 ($m)	Jun 07 ($m)
Growth & Acquisitions						
E & P	129	179	313	335	600	414
Retail	78	154	46	42	56	1,279
Generation	116	93	8	6	12	84
Networks	15	0	56	0	-	13
Contact				960	20	58
Total Growth & Acquisitions	338	427	422	1,343	688	1,848
Stay in business	65	97	86	132	209	179
Total capital expenditure	403	524	509	1,475	897	2,027

… while development capital invested in E&P will provide returns in the next few years


origin
energy

Origin uses cash flow measures as the primary measure of performance within the business...

	Jun 02 ($m)	Jun 03 ($m)	Jun 04 ($m)	Jun 05 ($m)	Jun 06 ($m)	Jun 07 ($m)
EBITDAF	405	491	532	918	1,076	1,201
Non-cash items[1]	(17)	13	2	4	1	(7)
Change in Working Capital	16	39	(48)	(31)	16	(35)
Stay in business CAPEX	(65)	(94)	(83)	(111)	(206)	(175)
Tax/Subvention Payments	(40)	(50)	(2)	(181)	(119)	(165)
OCAT	299	399	402	599	768	819
Net Interest Paid	(43)	(49)	(51)	(150)	(185)	(224)
Free cash flow	256	350	350	448	583	595
Funds Employed	2,189	2,465	2,632	4,963	5,704	6,534
OCAT Ratio[2]	13.7%	15.6%	14.8%	11.2%	12.5%	11.5%

... and this strong focus on cash has allowed Origin to fund organic growth almost entirely from cash flow


origin
energy

(1) 2006 includes the reversal of profit on the sale of the Valley Power power station
(2) Cash returns on funds employed significantly exceeds our cost of capital of 8.0% after tax

This has allowed Origin to maintain a conservatively geared balance sheet and take on the extra debt to fund ongoing investment in growth

	Jun 02	Jun 03	Jun 04	Jun 05	Jun 06	Jun 07
Net debt ($m)	633	732	861	2,743	2,411	2,958
Total equity ($m)	1,626	1,790	1,939	3,519	3,646	6,969
Adjusted Debt / (debt + equity) (%)[1]	28%	29%	31%	44%	42%	42%
Net financing cost[2] ($m)	(43)	(49)	(45)	(148)	(175)	(215)
Net interest cover (x EBIT)	5.4	6.1	6.2	4.2	4.2	4.1
Average interest rate	6.6%	6.7%	6.6%	7.0%	6.9%	7.5%

(1) Adjusted to exclude mark-to-market fair value of debt under A-IFRS
(2) Excluding capitalised interest

origin energy

For more information

For more information on Origin Energy please contact

Angus Guthrie

Manager, Investor Relations

Email: angus.guthrie@originenergy.com.au

Office: +61-2-8345 5558

Mobile: + 61-4-1786 4255

Alternatively visit our website

www.originenergy.com.au

and follow the prompts to the Investor Centre


origin
energy


ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	ORIGIN ENERGY LIMITED
Fax number	0292521566
From	ASX Limited – Company Announcements Office
Date	09-Nov-2007
Time	12:53:36
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Moana 1 Well Commences in offshore Taranaki Basin

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Origin energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	9 November 2007
From	Bill Hundy	Pages	2
Subject	**MOANA 1 WELL COMMENCES IN OFFSHORE TARANAKI BASIN, NEW ZEALAND.**		

Please find attached, an ASX release in relation to the commencement of Moana 1 Well.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 64008345 5000 • Facsimile (02) 9235 16619252 1566 •
www.originenergy.com.au


origin

ASX Release

9 November 2007

Moana 1 well commences in offshore Taranaki Basin, New Zealand

Origin Energy Limited has been advised by Operator OMV New Zealand Limited that it has commenced drilling operations on the Moana 1 exploration well in permit PEP 38485, offshore Taranaki Basin, New Zealand.

The Moana 1 well, which is being drilled by the Ocean Patriot rig, has a proposed total depth of 3,995m m RT.

Co-ordinates for Moana 1 are:

Latitude	38° 10' 55.76" S
Longtitude	173° 51' 10.67" E

Interest holders in PEP 38485 are:

Origin Energy Resources NZ Limited	33⅓ %
OMV New Zealand Limited (Operator)	33⅓ %
Todd Petroleum Mining Company Limited	33⅓ %

For further information contact:

Rob Willink
Executive General Manager, Exploration
Phone: (07) 3858 0676
Email: rob.willink@upstream.originenergy.com.au

Origin energy

RECEIVED

2007 DEC 10 A 8:27

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	8 November 2007
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	20,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$3.396826**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**8 November 2007**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**874,877,718**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**15,161,800** **642,000**	**Options** **Performance Share Rights**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**All Shares Participate Equally**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**N/A**
12	Is the issue renounceable or non-renounceable?	**N/A**
13	Ratio in which the +securities will be offered	**N/A**
14	+Class of +securities to which the offer relates	**N/A**
15	+Record date to determine entitlements	**N/A**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**N/A**
17	Policy for deciding entitlements in relation to fractions	**N/A**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**N/A**
19	Closing date for receipt of acceptances or renunciations	**N/A**

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: ____________________ Date: 8 November 2007
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

Origin energy

RECEIVED

2007 NOV -9 A 8:23

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	6 November 2007
From	Bill Hundy	Pages	9
Subject	APPENDIX 3B NOTICE		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

1/1

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	45,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$3.396826
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 November 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	874,857,718	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	15,181,800 642,000	Options Performance Share Rights

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

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Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

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Sign here: .... Date: 6 November 2007
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	30 October 2007
From	Bill Hundy	Pages	14
Subject	ORIGIN ENERGY LIMITED - QUARTERLY PRODUCTION REPORT		

Origin Energy Limited (Origin) hereby submits this Quarterly Production report for the quarter ended 30 September 2007. This report covers the oil and gas exploration development and production activities of its wholly owned subsidiaries Origin Energy Resources Limited and Origin Energy CSG Limited.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

origin

Report for the Quarter ended 30 September 2007, covering the Exploration and Production businesses of Origin Energy Limited

Origin Energy Limited (Origin) hereby submits this Quarterly report to the Australian Stock Exchange which covers the activities of wholly owned subsidiaries Origin Energy Resources Limited and Origin Energy CSG Limited in the areas of gas and oil exploration and production. Unless otherwise specifically stated the report does not cover operations outside of these subsidiaries, and specifically does not cover activities relating to electricity generation, energy retailing or asset management in other areas of the business.

Significant events and influences during the Quarter included:

- **Quarterly production and sales**: Sales revenue of $129.6 million was a new record, 6% higher than the previous Quarter and 11% higher than the comparable Quarter in 2006. Total production was 9% higher at 24.2 PJe compared with the previous Quarter, largely driven by coal seam gas (CSG) production which was up from 6.1 PJ to 7.6 PJ. However oil production was 22% lower at 254 kbbls.

- **Spring Gully Project**: The Strathblane gas plant was commissioned during the Quarter and CSG production for the Spring Gully project reached 68 TJ/d. The next phase of development is progressing and will eventually increase field deliverability and gas plant capacity to 150 TJ/d.

- **Kupe Gas Project**: The Ensco 107 drilling rig has arrived in New Zealand. The rig will be used over the coming months to install the Kupe jacket and topsides and drill the development wells. The reel barge "Apache" is due in New Zealand in January 2008 to undertake pipelay operations. Earth works at the production station are essentially completed and civil works have been progressed. The project remains on schedule for commercial gas in the first half of 2009.

- **Otway Gas Project**: Production at the onshore gas plant commenced on 16 September 2007 and 198 TJ of gas were produced. The plant has been shut-in since 24 September as the project works through start-up issues, including a leak in the monoethylene glycol pipeline. Steady-state production is anticipated by January 2008.

- **BassGas Project**: Plant performance was generally stable over the period averaging approximately 56 TJ/d.

- **Perth Basin drilling activities**: The Wagina sandstone in the Beharra Springs 4 well was drilled underbalanced using a coiled tubing unit. A flow test achieved a stabilised rate of approximately 35 mmscfd.

- **CSG drilling activities**: Origin participated in a total of 30 CSG wells in Fairview (8 development), Spring Gully (4 development) and Argyle (4 development), at Codie/Lauren (ATP 602P) (10 pilots) and in PL 100/ATP 754P (4 exploration). Twenty five wells were production holes, one a water injector and the exploration wells were cored slimholes.

- **Cooper Basin drilling activities**: Origin participated in 19 wells (5 development and 14 exploration/appraisal wells) in a program which continues to have a strong focus on oil. Fifteen wells were successful; 10 oil, 4 gas and 1 oil/gas.

1. PRODUCTION SALES AND EXPENDITURE

Origin's share of production and energy sales during the Quarter is summarised as follows:

1.1 Production by Area (and Total Sales and Revenue)

Natural Gas and Ethane	Unit	This Quarter	Previous Quarter	% Change	1st Quarter 2006/07	YTD 2007/08	YTD 2006/07
Natural Gas	PJe						
SA Cooper & SWQ		5.9	5.5	7	6.4	5.9	6.4
Bass Basin		2.2	2.1	5	1.2	2.2	1.2
Otway Basin		0.3	0.3	0	0.8	0.3	0.8
Perth Basin		1.2	0.9	33	1.1	1.2	1.1
Coal Seam Gas		7.6	6.1	25	5.3	7.6	5.3
Surat / Denison		3.2	3.1	3	3.2	3.2	3.2
Ethane	PJe						
SA Cooper & SWQ		0.3	0.3	0	0.5	0.3	0.5
Total Production		20.7	18.3	13	18.5	20.7	18.5
Total Sales Volume		20.8	19.6	6	19.9	20.8	19.9
Total Revenue	$M	70.6	65.9	7	68.6	70.6	68.6

Crude Oil	Unit	This Quarter	Previous Quarter	% Change	1st Quarter 2006/07	YTD 2007/08	YTD 2006/07
Crude Oil	kbbls						
SA Cooper & SWQ		64.9	75.1	(14)	81.3	64.9	81.3
Surat / Denison		8.3	13.7	(39)	5.6	8.3	5.6
Perth Basin		180.5	238.1	(24)	202.3	180.5	202.3
Total Production		253.7	326.9	(22)	289.2	253.7	289.2
Total Sales Volume		333.7	370.2	(10)	374.2	333.7	374.2
Total Revenue	$M	27.6	29.1	(5)	28.6	27.6	28.6

Condensate/Naphtha	Unit	This Quarter	Previous Quarter	% Change	1st Quarter 2006/07	YTD 2007/08	YTD 2006/07
Condensate/naphtha	kbbls						
SA Cooper & SWQ		89.0	89.6	(1)	103.3	89.0	103.3
Bass Basin		94.1	97.2	(3)	62.5	94.1	62.5
Otway Basin		2.1	2.8	(25)	3.2	2.1	3.2
Perth Basin		2.5	1.8	39	2.7	2.5	2.7
Surat / Denison		16.3	16.7	(2)	15.5	16.3	15.5
Total Production		204.0	208.1	(2)	187.2	204.0	187.2
Total Sales Volume		202.3	207.4	(2)	143.6	202.3	143.6
Total Revenue	$M	15.4	15.6	(1)	11.4	15.4	11.4

LPG	Unit	This Quarter	Previous Quarter	% Change	1st Quarter 2006/07	YTD 2007/08	YTD 2006/07
LPG	Ktonnes						
SA Cooper & SWQ		10.4	9.4	11	12.2	10.4	12.2
Bass Basin		6.6	6.3	5	2.0	6.6	2.0
Surat / Denison		2.5	2.6	(4)	2.5	2.5	2.5
Total Production		19.5	18.3	7	16.7	19.5	16.7
Total Sales Volume		22.4	16.0	40	11.7	22.4	11.7
Total Revenue	$M	16.0	11.7	37	8.7	16.0	8.7

Total All Products	Unit	This Quarter	Previous Quarter	% Change	1st Quarter 2006/07	YTD 2007/08	YTD 2006/07
Production (all products)	PJe	24.2	22.3	9	22.0	24.2	22.0
Sales (all products)	PJe	24.9	23.7	5	23.4	24.9	23.4
Total Revenue	$M	129.6	122.3	6	117.2	129.6	117.2

Internal & External Sales Volumes	Unit	This Quarter	Previous Quarter	% Change	1st Quarter 2006/07	YTD 2007/08	YTD 2006/07
Total Sales Volume	PJe						
Internal		7.3	9.5	(23)	10.2	7.3	10.2
External		17.6	14.2	24	13.2	17.6	13.2
Total		24.9	23.7	5	23.4	24.9	23.4

Product Purchases included in above sales	Unit	This Quarter	Previous Quarter	% Change	1st Quarter 2006/07	YTD 2007/08	YTD
Total	PJe	0.9	0.5	80	1.9	0.8	1.9

Production by Basin (All products, PJe)	Unit	This Quarter	Previous Quarter	% Change	1st Quarter 2006/07	YTD 2007/08	YTD 2006/07
Production by Basin	PJe						
SA Cooper & SWQ		7.6	7.2	6	8.6	7.6	8.6
Bass Basin		3.0	3.0	0	1.6	3.0	1.6
Otway Basin		0.3	0.3	0	0.8	0.3	0.8
Perth Basin		2.3	2.3	0	2.3	2.3	2.3
Coal Seam Gas		7.6	6.1	25	5.3	7.6	5.3
Surat/Denison		3.4	3.4	0	3.4	3.4	3.4
Total		24.2	22.3	9	22.0	24.2	22.0

Note: current Quarter production figures for some non-operated areas may include preliminary production data for the last month of the Quarter. Where necessary, previous Quarter figures may have been amended to reflect actual production volumes which became available only after the report date for that Quarter.

1.2 Production/Sales Summary

Sales revenue of $129.6 million was a new record for a Quarter, 6% higher than the June 2007 Quarter and 11% higher than the comparable period last year. Sales volumes increased 5% and 6% respectively. The increased revenues reflected higher product prices with the increased oil price particularly significant in partially offsetting lower (by 10%) oil sales.

Production volumes increased by 9% to 24.2 PJe compared with the June 2007 Quarter and by 10% compared with the September 2006 Quarter.

Gas production increased by 13% mainly due to a 25% increase in CSG production to 7.6 PJ. Oil production fell by 22% to 254 kbbls due to declining production in the onshore Perth Basin, and oil transportation constraints in the Cooper Basin.

The offshore Otway Gas Project commenced commissioning in September 2007 and made a minor contribution to production and sales in the Quarter.

2. DEVELOPMENT

2.1 Cooper/Eromanga Basin (South Australia/Queensland)

A leak identified in the Moonie to Brisbane oil pipeline resulted in the temporary shut-in of the Yanda oil field until alternative transport arrangements could be made. Approximately 3,600 barrels of oil production was deferred as a result. Production of high pour-point oil from certain wells in the South Australian sector of the Cooper Basin resulted in a wax blockage in a pipeline, necessitating the shut-in of these wells.

Five development wells (4 gas, 1 oil) were drilled during the Quarter. All wells were cased and suspended for future production.

2.2 Onshore Otway Basin (South Australia)

No significant activity during the Quarter.

2.3 Surat Basin (Queensland)

Two appraisal/development wells in the Emu Apple oil field are programmed to be drilled during the next Quarter.

2.4 Denison Trough (Queensland)

No significant activity during the Quarter.

2.5 Coal Seam Gas (Queensland)

2.5.1 *Spring Gully*

The Spring Gully gas plant achieved peak gas sales of 68 TJ/d during the Quarter.

Work continued on Phase 4 of the Spring Gully Project which will address additional field deliverability and gas plant expansion (to 85 TJ/d) to meet firm contractual commitments to QAL, the Braemar power project and Incitec Pivot. The Strathblane gas plant was commissioned during the Quarter. Ten wells drilled prior to this Quarter were completed and connected.

Work also continued on Phase 5 which is designed to increase field deliverability and gas plant capacity to 150 TJ/d. Drilling recommenced during the Quarter with four development wells drilled of the planned sixty development well campaign. Construction continued on a reverse osmosis unit designed to treat 9 mega litres of water per day.

2.5.2 *Fairview*

Seven development wells were drilled in the Fairview field along with the sidetrack

and cavitation of Fairview 11 as part of an ongoing program designed to underwrite future production and reserves growth.

2.5.3 *Peat*

The Peat 40 well was completed during the Quarter. The Peat 41 and 44 wells are expected to be completed and connected during the next Quarter.

2.5.4 *Talinga/Orana*

Construction of a gas compression plant, surface facilities and field gathering systems to capture gas from the production pilots continued during the Quarter.

2.5.5 *Argyle/Kenya/Bellevue*

Four development wells were drilled in the Argyle field as part of an on-going development drilling program designed to increase the production from PL 179. The wells are designed to access the Juandah and Taroom Coal Measures for immediate production.

2.6 Onshore Perth Basin (Western Australia)

2.6.1 *Beharra Springs*

Gas production averaged 11.9 TJ/d during the Quarter. A gradual decline of Tarantula gas production occurred throughout the Quarter. A project is underway to tie in the Beharra Springs 4 well into the gas processing system, expected to be complete in the March Quarter, 2008.

2.6.2 *Hovea/Eremia/Xyris*

Average gross oil sales for the Quarter through the Hovea production facility was approximately 2,410 bopd.

Gas production from the Xyris plant averaged 9.0 TJ/d during the Quarter.

2.6.3 *Jingemia*

Gross production during the Quarter from the Jingemia production facility averaged 1596 bopd mainly from Jingemia 10, Jingemia 8 and Jingemia 4. A Jingemia 11 workover performed in August to repair a poor cement job was unsuccessful and this, together with natural decline, has impacted on field performance.

2.7 Offshore Otway Basin (Victoria/Tasmania)

Production at the onshore gas plant of the Otway Gas Project commenced on 16 September 2007 and 198 TJ of gas was produced (Origin share 61 TJ). The plant has however been shut-in since 24 September as the project works through start-up issues, including a leak in the monoethylene glycol pipeline. Steady-state production is anticipated by January 2008.

2.8 Bass Basin (Tasmania)

Plant performance was generally stable over the Quarter with production averaging approximately 56 TJ/d. Operational issues with gas compression/power generation

were resolved during the Quarter. The Yolla 3 well has been shut-in since mid August due to hydraulic control line issues, resulting in constraints on maximum gas and liquids production. Plans and actions are underway to investigate and remediate the issues, targeting to return the well to production in the December Quarter.

2.9 Taranaki Basin (New Zealand)

The Ensco 107 drilling rig arrived in New Zealand on 7 October and is currently in Admiralty Bay awaiting calmer weather to allow it to be mobilized to the Kupe location. Once on location, it will first install the Kupe jacket and possibly the topsides before commencing the drilling of the development wells.

The well head platform jacket arrived in New Plymouth in August and is ready for installation. Fabrication of the topsides remains on track to be completed in late October 2007 and it will then be transported to New Zealand. The spoolbase at Picton has commenced welding of the offshore pipeline on schedule and fabrication of the power, utilities and control umbilical in USA is also progressing satisfactorily.

The pipeline has now also been threaded through the HDD tunnels from the cliff tops at the production station site and is now also ready for the pipe-lay operation early next year.

Earth works at the production station are essentially complete and civil work is now well underway with many of the main foundations poured. The construction warehouse has been erected and piperack module fabrication has commenced off site. The production station and the project as a whole remain on schedule for commercial gas in the first half of 2009.

3. EXPLORATION

3.1 Cooper/Eromanga Basin (South Australia/Queensland)

Origin participated in the drilling of twelve South Australian Block oil delineation wells and two Unit gas delineation wells during the Quarter.

Five oil delineation wells were drilled to complete the McKinlay field campaign. Four wells were cased and suspended as future oil producers and one well plugged and abandoned. Calvin 1 and Granchio 1 are new basal Birkhead oil pool discoveries. McKinlay 6 appraisal well has proved a structural extension of the McKinlay oil pool in the field.

Five wells were drilled in the Murteree Horst oil campaign. Two appraisal wells were cased and suspended and three oil near-field exploration wells were plugged and abandoned.

The Mudlalee 4 near field oil exploration well was cased and suspended as a future Hutton producer.

The Big Lake 86 appraisal well which was drilled to further delineate the McKinlay/Namur oil pool in a southern extension of the Big Lake oil field was cased and suspended as a future oil producer.

The Tindilpie field gas (Unit) delineation drilling was completed with one of two wells cased and suspended as a future Permian gas producer. The other was plugged and abandoned.

3.2 Onshore Otway Basin (South Australia/Queensland)

No significant activity during the Quarter.

3.3 Surat Basin (Queensland)

A Showgrounds Sandstone oil opportunity, Mahogany 1, in ATP 336P and a Boxvale Sandstone opportunity, Riverslea Southeast 1, in PL 30 are scheduled for drilling in next Quarter.

3.4 Denison Trough (Queensland)

No significant activity during the Quarter.

3.5 Coal Seam Gas (Queensland)

3.5.1 Surat Basin

Production testing of the Bellevue Pilot in ATP 610P has continued during the Quarter.

Five spot pattern wells were drilled at each of the Codie and Lauren locations in ATP 620P. The wells were drilled to add geological information for a reserves certification process. The wells are designed to investigate the Juandah and Taroom Coal Measures in this area and will be completed for production testing.

3.5.2 *Bowen Basin*

The Strathblane 1 exploration well and Fairview 240 appraisal well, both located PL 100, and Glen Idol 1 and Katrina 1, located in ATP 754P, were cored and permeability tested.

3.6 Onshore Perth Basin (Western Australia)

The Apium 2 gas appraisal well, commenced in L1 in the previous Quarter as a sidetrack from Apium 1, was cased and completed in the Dongara Sandstone. The well was subsequently brought on line at a flow rate of 2.5 mmscfd.

Underbalanced drilling of the Beharra Springs 4 reservoir zone (Wagina sandstone) with nitrogen brine using a coiled tubing unit commenced on 29 September in L11. A flow test was conducted at 3,338 m. Initial results from the test indicate the well stabilized at a flow rate of approximately 35 mmscfd.

3.7 Offshore Otway Basin (Victoria/Tasmania)

Interpretation of the Aragorn 3D seismic survey in T/30P and adjoining T/34P continued during the Quarter.

Planning is in progress for acquisition of the Year 3 seismic program in VIC/P43.

In VIC/P37(V) development feasibility studies in relation to the Halladale and Black Watch gas fields continued during the Quarter. The Victorian government granted a Location over the Halladale and Black Watch gas fields during September 2007.

Interpretation of the reprocessed seismic data over VIC/P41(V) to assess prospectivity of the permit is ongoing.

3.8 Bass Basin (Tasmania)

Interpretation of the Shearwater 3D seismic survey acquired over the Trefoil discovery and adjacent exploration leads in T/18P is complete. Well locations for a potential drilling program are being considered and negotiations in regard to securing rig slots are in progress. Interpretation of the Shearwater 2D seismic survey and recently reprocessed lines is underway.

Planning is in progress for acquisition of the Year 1 seismic program in T/44P. Acquisition of the Silvereye 3D seismic survey is scheduled to commence in late 2007/early 2008.

3.9 Bonaparte Basin, Western Australia/Northern Territory NT/RL1, WA-6-R, Petrel

Acquisition of a 940 sq km 3D seismic survey over the Petrel field commenced on 24 September, with approximately 241 sq km having been acquired by end of the Quarter.

3.10 Taranaki Basin (New Zealand)

In PEP 38729, re-evaluation of Felix prospect using the 2006 transition zone seismic data has been completed.

In PEP 38485, the Joint Venture is preparing to drill the Moana 1 well using the semi-submersible rig, the Ocean Patriot. The well is designed to test a depth culmination of the Tangaroa sandstone, updip from the Tangaroa 1 well. The rig is expected to become available in mid-November 2007.

3.11 Offshore Northland Basin (New Zealand)

Processing of the 433 sq km Nimitz 3D seismic survey acquired in PEP 38619 has been completed and interpretation has commenced.

Processing of the 1,904 km Pantheon 2D seismic survey acquired in PEP 38619 and the 1,224 km Akira 2D seismic survey acquired in PEP 38618 is nearing completion.

3.12 Offshore Canterbury Basin (New Zealand)

Processing of the data from Caravel (917 km in PEP 38262) and Wherry (1,317 km in PEP 38264) 2D seismic surveys acquired in early 2007 was completed in September. Interpretation of these data has commenced.

Reprocessing of 1970's vintage seismic data will also be undertaken if the tapes are available and readable. Various geological and geophysical projects including basin modeling continued during the Quarter.

3.12 Offshore Lamu Basin (Kenya)

Processing of the 2006 Lamu Marine Seismic Survey and reprocessing of existing 2003 vintage seismic data in Blocks L8 and L9 was completed in August and interpretation has commenced.

4. DRILLING ACTIVITY

4.1 Exploration/Appraisal

The table below summarises the exploration and appraisal drilling undertaken in the Quarter:

Well	Basin/Area	Target	Origin Interest %	Well Status
Big Lake 86	Cooper/Eromanga - SA	Oil	13.19	C&S, Oil
Bronzewing 1	Cooper/Eromanga - SA	Oil	13.19	P&A
Calvin 1	Cooper/Eromanga - SA	Oil	13.19	C&S, Oil
Granchio 1	Cooper/Eromanga - SA	Oil	13.19	C&S, Oil
Hawkins 1	Cooper/Eromanga - SA	Oil	13.19	C&S, Oil
Jena 22	Cooper/Eromanga - SA	Oil	13.19	C&S, Oil
Jena 28	Cooper/Eromanga - SA	Oil	13.19	C&S, Oil
McKinlay 5	Cooper/Eromanga - SA	Oil	13.19	C&S, Oil
McKinlay 6	Cooper/Eromanga - SA	Oil	13.19	C&S, Oil
Mudlalee 4	Cooper/Eromanga - SA	Oil	13.19	C&S, Oil
Scatchy 1	Cooper/Eromanga - SA	Oil	13.19	P&A
Tindilpie 5	Cooper/Eromanga - SA	Gas	13.19	P&A
Tindilpie 6	Cooper/Eromanga - SA	Gas	13.19	C&S, Gas
Tonno 1	Cooper/Eromanga - SA	Oil	13.19	P&A
Beharra Springs 4	Perth Basin - WA	Gas	67.00	CTU drilling in progress
Apium 1	Perth Basin - WA	Gas	50.00	C&C
Fairview 240	Bowen Basin - Qld	CSG	23.93	Slimhole, CSG
Strathblane North 1	Bowen Basin - Qld	CSG	23.93	Slimhole, CSG
Katrina 1	Bowen Basin - Qld	CSG	23.85	Slimhole, CSG
Glen Idol 1	Bowen Basin - Qld	CSG	23.85	Slimhole, CSG
Codie 2	Surat Basin - Qld	CSG	40.625	Pilot, CSG Production
Codie 3	Surat Basin - Qld	CSG	40.625	Pilot, CSG Production
Codie 4	Surat Basin - Qld	CSG	40.625	Pilot, CSG Production
Codie 5	Surat Basin - Qld	CSG	40.625	Pilot, CSG Production
Codie 6	Surat Basin - Qld	CSG	40.625	Pilot, CSG Production
Lauren 4	Surat Basin - Qld	CSG	40.625	Pilot, CSG Production
Lauren 5	Surat Basin - Qld	CSG	40.625	Pilot, CSG Production
Lauren 6	Surat Basin - Qld	CSG	40.625	Pilot, CSG Production
Lauren 7	Surat Basin - Qld	CSG	40.625	Pilot, CSG Production
Lauren 8	Surat Basin - Qld	CSG	40.625	Pilot, CSG Production

4.2 Development

The table below summarises the development drilling undertaken in the Quarter:

Well	Basin/Area	Target	Origin Interest %	Well Status
Alwyn 7	Cooper/Eromanga - SA	Oil	13.19	C&S, Oil
Big Lake 17	Cooper/Eromanga - SA	Gas	13.19	C&S, Gas
Moomba 179	Cooper/Eromanga - SA	Gas	13.19	C&S, Gas
Moomba 180	Cooper/Eromanga - SA	Gas	13.19	C&S, Gas
Moorari 12	Cooper/Eromanga - SA	Gas/Oil	13.19	C&S, Gas/Oil
Fairview 11 ST	Bowen Basin - Qld	CSG	23.93	C&C
Fairview 129	Bowen Basin - Qld	CSG	23.93	C&S, CSG
Fairview 131	Bowen Basin - Qld	CSG	23.93	C&S, CSG
Fairview 132	Bowen Basin - Qld	CSG	23.93	C&S, CSG
Fairview 133	Bowen Basin - Qld	CSG	23.93	C&S, CSG
Fairview 136	Bowen Basin - Qld	CSG	23.93	C&S, CSG Water Inj
Fairview 137	Bowen Basin - Qld	CSG	23.93	C&S, CSG
Fairview 142	Bowen Basin - Qld	CSG	23.93	C&S, CSG
Spring Gully 37	Bowen Basin - Qld	CSG	94.50	C&S, CSG
Spring Gully 40	Bowen Basin - Qld	CSG	94.50	C&S, CSG
Spring Gully 62	Bowen Basin - Qld	CSG	94.50	C&S, CSG
Spring Gully 91	Bowen Basin - Qld	CSG	94.50	C&S,CSG
Argyle 23	Surat Basin - Qld	CSG	40.625	C&S, CSG
Argyle 28	Surat Basin - Qld	CSG	40.625	C&S, CSG
Argyle 34	Surat Basin - Qld	CSG	40.625	C&S, CSG
Argyle 35	Surat Basin - Qld	CSG	40.625	C&S, CSG

5. ACQUISTIONS/DIVESTMENTS

During the Quarter:

- Origin has withdrawn from WA-226-P (Offshore Perth Basin). The withdrawal and transfer of Origin's interest to the continuing parties has been approved by the Designated Authority.

- Origin is progressing the arrangement with ARC (Bass Gas) Pty Ltd whereby that company will farmin to a 40% interest in T/44P in the Bass Basin, subject to a mutually acceptable farmin agreement and government approvals. ARC will also have an option to increase its interest to 50% by further contributing to the first commitment exploration well.

- ATPs 666P, 667P and 668P in the Galilee Basin are being transferred from Tri-Star Petroleum Company to Origin Energy CSG Limited. Origin will hold a 100% interest when the transfers are approved by the Minister.

6. EXPLORATION AND DEVELOPMENT EXPENDITURE

E & D Expenditure A$'000	This Quarter	Previous Quarter	% Change	1st Quarter 2006/07	YTD 2007/08	YTD 2006/07
Exploration/ Appraisal	13,969	17,369	(20)	5,506	13,969	5,506
Development/ Plant	87,396	85,463	2	64,491	87,396	64,491
Total	101,365	102,832	(1)	69,997	101,365	69,997

NZ$'000	This Quarter	Previous Quarter	% Change	1st Quarter 2006/07	YTD 2007/08	YTD 2006/07
Exploration/ Appraisal	2,296	3,948	(42)	335	2,296	335
Development/ Plant	58,607	49,623	18	14,333	58,607	14,333
Total	60,903	53,571	13	14,668	60,903	14,668

NB: E & D Expenditure excludes acquisitions and corporate plant & equipment.

The details and development activities and the expenditure and revenues relating to those activities referred to in this report have not been audited.

7. ORIGIN'S INTERESTS

Origin holds the following interests:

Basin/Project Area	Permits (Interest) (* Denotes Operatorship)
Australia	
Surat Basin (Qld)	PL 14 (100%*); PLs 56 and 74 (69.00%*);
	PL 30 (75.00%*); PLs 21, 22, 27 and 64 (87.50%*);
	PLs 53, 174 and 227 (100%*); ATP 470P Redcap (90.00%*); ATP 470P Formosa Downs (49.50%*); PL 71 (72.00%*); ATP 470P Rolston and PL 70 (100%*);
	ATP 471P Weribone Pooling Area (50.64%*); ATP 336P and PLs 10W, 11W, 12W, 28W, 69 and 89 (46.25%); PL 11 Snake Creek East 1 Exclusion Zone (25.00%); ATP 647P (Block 2656 only) (50.00%*); and ATP 754P (50.00%*).
Denison Trough (Qld)	PLs 41, 42, 43, 44, 45, 54, 67, 173, 183 and 218 (50.00%*); ATP 337P (50.00%); ATP 337P Mahalo (30.00%); and ATP 553P (50.00%)
Galilee Basin (Qld)	ATPs 666P, 667P and 668P (being transferred to Origin (100.00%*))
CSG (Qld)	
- Spring Gully	PLs 195 and 203 and ATP 592P (94.50%*); PL 204 (99.725%*); and PL 200 (95.7104%*)
- Fairview	PLs 90, 91, 92, 99, 100, 232, 233, 234, 235 and 236 and ATP 526P (23.93%)
- Peat	PL 101 (100%*)
- Argyle/Kenya/Bellevue	PLs 179, 180 (Application), 228 and 229 and ATP 620P (40.625%), ATP 610P and PL 247(A) (29.375%); and ATP 648P (31.25%)
- Talinga/Orana	PLs 209, 226, 215(A), 216(A) and 225(A) and ATP 692P (100%*)
- Other(Bowen Basin)	PLs 219 and 220 (100%*); ATP 653P and ATP 745P (23.85%); and ATP 804P (29.29825%)

Basin/Project Area	Permits (Interest) (* Denotes Operatorship)
- Other (Surat Basin)	ATP 606P (92.7162%*); ATP 631P (18.0965%); ATP 663P (100%*); ATP 702P (100.00%*); ATP 847P (100.00%*)
Onshore Otway Basin	
- SA	PRL 13 (50.00%); PRL 1 and 2 and PPLs 62,168 and 202 (100.00%*)
- Victoria	PPLs 6 and 9 and PRL 1 (90.00%*); PPLs 4, 5, 7, 10 and 12 (100.00%*); PPL 2 (Ex. Iona) (100.00%*); PPL 8 (100.00%*); and PEP 160 (20.00%)
Offshore Otway Basin	
- Victoria	VIC/L23 and VIC/P43 (30.75%); VIC/P37(V) (37.5%*) and VIC/P41(V) (100.00%*)
- Tasmania	T/L2, T/L3, T/30P and T/34P (30.75%)
Bass Basin (Tasmania)	T/L1 and T/RL1 (42.50%*); T/18P (39.00%*); and T/44P (100.00%* reducing to 60.00%* subject to a farmin agreement)
Onshore Perth Basin (WA)	EP 320 and L11 (67.00%*); EP 368 (15.00%); EP 413 and L14 (49.189%*); and L1/L2 (excluding Dongara, Mondarra and Yardarino) (50.00%)
Offshore Bonaparte (WA/NT)	NT/RL1 and WA6R (5.00%)
Cooper Basin	
- Qld	SWQ Unit Subleases (16.7375%); Aquitaine A & B Blocks and associated PLs (25.00%); Aquitaine C Block and associated PLs (27.00%); and Wareena Block and associated PLs (10.00%)
- SA	SA Unit PPLs (13.19%); Patchawarra East Block PPLs (10.536%); Reg Sprigg West Unit (PPLs 194 and 211) (7.902%)
New Zealand	
Taranaki Basin	PML 38146 (50.00%*); PEP 38729 (25.00%); and PEP 38485 (33.333%)
Northlands Basin	PEP 38618 and PEP 38619 (50.00%*)
Canterbury Basin	PEP 38262 and 38264 (100.00%*)
Kenya	
Lamu Basin	L8 and L9 (75.00%*)

8. CONVERSION FACTORS AND ABBREVIATIONS

8.1 Conversion Factors

Crude oil	0.00583	PJ/kbbls
Condensate	0.00541	PJ/kbbls
LPG	0.0493	PJ/ktonnes
Ethane	0.0517	PJ/ktonnes

8.2 Abbreviations

barrels	An international measure of oil production. 1 barrel = 159 litres
bopd	barrels of oil per day
bwpd	barrels of water per day
C&C	cased and completed
C&S	cased and suspended
CSG	coal seam gas
CTU	coiled tubing unit
GJ	Gigajoule = 10^9 joules
joule	A measure of energy
Kbbls	Kilo barrels = 1,000 barrels
Ktonnes	Kilo tonnes = 1,000 tonnes
mmscfd	million standard cubic feet per day
P&A	plugged and abandoned
P&S	plugged and suspended
PJ	petajoule = 10^{15} joules
PJe	petajoule equivalent, a measure used to express the volume of different petroleum products on the basis of the energy contained in the product
TJ	terajoule = 10^{12} joules
TJ/d	terajoules per day
Water Inj	water injection well



ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	ORIGIN ENERGY LIMITED
Fax number	0292521566
From	ASX Limited – Company Announcements Office
Date	31-Oct-2007
Time	10:15:18
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Chairman's Address to Shareholders

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

origin energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	31 October 2007
From	Bill Hundy	Pages	37
Subject	**ANNUAL GENERAL MEETING**		

Please find attached the following documents, which will be presented at the Annual General Meeting of Origin Energy Limited which commences at 10.30am on 31 October 2007, in compliance with listing rule 3.13.3:

1. Copy of Chairman's Address
2. Copy of Managing Director's Address
3. Copy of Presentation

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

origin energy

CHAIRMAN'S ADDRESS
ANNUAL GENERAL MEETING
31 OCTOBER 2007

In a challenging year in the electricity and gas markets, we delivered a solid financial performance and consolidated a strong platform for the ongoing growth of the company.

Results

Our statutory profit for the year was $457 million, which was up 38% on the prior year.

The result was boosted by a number of significant items, which after tax added $86.7 million to the statutory result.

These items included gains on the sale of our Networks business of $76 million and the impact of fair value changes to financial instruments of $29.1 million, offset by a reduction in the fair value of our Cooper Basin Assets of $51.7 million. After excluding these items, our underlying profit was $370 million, which is an increase of 10% on last year.

We have continued our progressive dividend policy - our final fully franked dividend of eleven cents per share paid on 3 October, took total dividends to 21 cents per share which is a 17% increase over last year. Our payout ratio this year was 47% of our underlying profit. Our average annual increase in dividends has been around 25% since 2001.

Looking at our Total Shareholder Returns which incorporates share price and the value of re-invested dividends, you can see we have delivered excellent shareholder value over the past seven years and significantly out-performed the market.

During the year we invested over $2 billion on acquisitions and new capital projects, $1.2 billion was spent on acquiring the Sun Retail Business in Queensland from the Queensland Government and a further $800 million on new projects to expand the gas production from our Coal Seam Gas properties in Queensland and the BassGas, Offshore Otway and Kupe projects. This investment was funded through the sale of our networks business for $556 million, $470 million additional equity through an institutional placement and share purchase plan and cash generated from Origin's existing business.

Despite the high level of capital investment in our business, our balance sheet remains strong. Our gearing at 42% (after excluding the favourable impact of mark to market movements on financial instruments) is within our targeted range of 40-45%.

I should explain that our reported results have been affected by changes to the accounting treatment of our commodity hedges arising from the adoption of the International Financial Reporting Standards (or A-IFRS). As a prudent energy retailer we have adopted a conservative risk mitigation strategy in which we forward purchase electricity and enter into financial instruments to limit our exposure to extreme fluctuations in the spot price. This strategy has served us well in the fluctuations that occurred in the wholesale markets for gas and electricity during the year.

However, the adoption of the A-IFRS has required us to mark-to-market these instruments at year and, where there has been a gain, reflect these as a change to equity or (if they are deemed "ineffective" under the accounting standard) reflect them in the P&L. Consequently we have added $2.2 billion to equity and around $29.1 million to our profit after tax. We believe that the accounting standards do not reflect the true economic effect of these instruments and accordingly we have reported "Underlying Profit" which shows the results before accounting for the change in the "fair value" of these financial instruments. We believe that this is a more accurate representation of our after tax profit. We will continue to report on this basis in the coming year.

Platform for growth

The acquisition of the Sun Retail business and sale of our network business continue our focus on the competitive segments of the energy markets in Australia and New Zealand. This acquisition has substantially expanded the scale of our Retail business.

We have announced a significant increase in our gas reserves following an 80% increase in our coal seam gas reserves in Queensland. We have also committed to almost double our electricity generation capacity through the development of the Darling Downs Power Station in Queensland and the expansion of the Quarantine Power Station in South Australia.

These and other projects have seen us commit an additional $1.4 billion to new projects which is in addition to around $600 million we have spent on projects in construction during the year.

These acquisitions and our new projects, continue to deepen the integration across Origin's upstream, generation and retail segments and provide a platform for ongoing growth.

Safety

Safety remains a high priority for the Board. We are pleased that our safety performance in 2006/07 improved following a deterioration last year. Our lost time injury and moderate medical injury frequency rate fell from 5.5 to 4.9 per million hours worked, an 11% improvement over the past year. Despite this improvement we are continuing to seek further improvements to our safety record.

Climate Change

An important issue for our shareholders, customers and the whole community is that of climate change.

In response to this challenge, we have continued to develop lower emission energy sources, particularly gas which can generate power at around half the greenhouse gas emissions of coal fired power plants. Origin is well positioned with its vast gas reserves, as gas will play an important role in the supply chain for electricity generation as Australia and New Zealand move towards becoming carbon constrained economies. We are also investing in solar power through the development of the new photovoltaic SLIVER® technology. We have a pilot manufacturing plant in Adelaide which is seeking to commercialise this product to provide solar panels for electricity supply. We also have invested in geothermal power through an investment in Geodynamics, a company seeking to develop a geothermal project at Moomba in South Australia. This project is at a very early stage of development and is seeking to develop geothermal resources which have never before been exploited. We recently announced that we have entered into a joint venture to acquire a 30% direct interest in this project.

Origin has taken a leading position in the climate change policy debate by actively proposing the introduction of proper carbon pricing into the energy market. The energy industry requires large investments over a long time scale and so requires certainty with respect to carbon costs to support its investment decisions. It is important therefore that the Commonwealth government acts decisively to provide the necessary framework for the introduction of a carbon trading scheme that will allow the market to reduce carbon at competitive costs.

Governance

I would like to thank my fellow directors for their contribution and commitment this year. The board has had been extremely busy with seven non scheduled meetings in which they reviewed and approved a number of significant investments and made a number of critical decisions.

Directors spent considerable time evaluating a proposal brought to us by AGL for a nil-premium merger. After careful consideration, your board determined that the merger terms proposed would not have delivered value to our shareholders and it was rejected. This decision has since been roundly vindicated by the market.

In May this year we saw the retirement of Colin Carter from the Board who had been a director since listing in 2000. I would like to acknowledge the contribution that Colin made during a period in which Origin has undergone significant growth and development.

In June we announced the appointment of Gordon Cairns to the board. Gordon is the former CEO of Lion Nathan and currently a director of Westpac. Gordon will stand for election today together with Roland Williams and Trevor Bourne who are retiring by rotation and seeking re-election. I will outline the expertise and experience they each bring to the board later in the meeting.

I now will hand over to Grant to speak about our operations and provide further detail on our performance for the year.

Concluding remarks

In the coming year the Board will be focussed on ensuring we deliver the growth in earnings from our significant acquisition and investment in major projects.

We hope that the New South Wales Government will proceed with the privatisation of the Retail industry in 2008 in line with the recommendations of the Owen Report. Origin would expect to be a bidder for appropriate assets.

We expect that the consolidation of the energy industry will continue in the current year and we expect that this will give rise to additional opportunities for Origin Energy.

Based on our results for the first quarter and the expectation we now have that the Otway project will not commence full production until January 2008, we believe that the outcome for this year is for underlying profit to be between 10-15% higher than last year with most of this increase occurring in the second half of the year.

In concluding I would like to thank our Managing Director, Grant King, and all Origin Energy employees for their contribution to our strong performance during 2006/07. Finally I would like to thank you, our shareholders for your continuing support of Origin Energy.

origin energy

MANAGING DIRECTOR'S ADDRESS
ANNUAL GENERAL MEETING
31 OCTOBER 2007

I trust you will agree that it has been a busy and challenging year. I hope that Origin shareholders have been able to follow the progress of your Company over the past year through the many ASX releases and media comments on the Company.

Given the continued reporting on the Company's progress, I would like to focus this brief presentation today on three areas that I think will be of interest to shareholders. They are:

- The key developments and issues that shaped a busy year;
- Some key changes that have occurred this year and that will impact the future development of our industry;
- Factors that will influence our outlook for the year ahead.

Key Developments

In November we were the successful acquirer of Sun Retail for $1.2 billion.

The acquisition more than doubled the size of our electricity business, gave us a large exposure to the Queensland energy market, provided a material addition to our LPG business and included a consented site for a gas fired power station at Braemar in Queensland.

The integration of the electricity retail business and the LPG business has proceeded effectively and the power station site is now the location of our Darling Downs Power Station project - which I will discuss shortly. We are comfortable that the assumptions that we made about the business at the time of acquisition remain appropriate.

This acquisition was funded by a net $473 million equity raising and immediately triggered the announcement of the sale of our Network business, ultimately to APA for $556 million.

This business has been an important contributor to earnings and cash-flow. However, it is not central to Origin's strategy of being a fuel-integrated generator/ retailer and the continued development of that business is better undertaken by others.

The Chairman has already mentioned the approach by AGL in December to merge AGL and Origin. This was an unexpected approach, but one that was seriously reviewed. It was ultimately rejected on the basis that the proposed terms did not appropriately reflect the relative value of the Companies. This judgement by your

Board and management has, by virtue of subsequent events, proven to be correct. Importantly however, the approach by AGL and the close scrutiny by analysts, investors and the media, did draw attention to the longer term value that resides in Origin's business and strategy.

In the last quarter of the year, we announced we were proceeding with the development of the Darling Downs Power Station and associated Coal Seam Gas developments, as well as a large long term contract for the sale of CSG to Rio Tinto. These projects will require approximately $1.5 billion of capital investment between now and 2010. On completion of these projects our CSG production will be around 100 PJ per annum.

In addition to these key developments our Bass Gas project commenced commercial production in September 2006 and will produce over 20 PJ of gas per year with approximately 1.4 million barrels of condensate and LPG. Origin is purchasing all of the sales-gas from this project for its Retail business.

Commissioning has commenced on the Otway Project with stable production forecast by the operator, Woodside, by January next year. The delay in the project is regrettable and we are looking forward to the contribution to earnings that the project will make in the new year. Gross production from the project will be 60 PJ of gas per annum plus around 1.8 million barrels of condensate and LPG. Origin has a 31% share of the project, and will purchase almost half of the gas from the project.

We have also made significant progress on our Kupe project in New Zealand. Fabrication of the platform jacket and topsides is now complete. The jacket has already been transported to New Zealand and the jack-up rig to be used to install the platform and drill the Kupe wells is also now on location in New Zealand.

As with many major projects in the upstream petroleum industry, we are under schedule and cost pressures on the project but are still targeting a mid 2009 completion. It will produce over 20 PJ of gas per annum and around 2 million barrels of liquids per annum.

Our share of capital expenditure on all these projects is over $2.5 billion, illustrating that we have been and will continue to be involved in a period of significant capital expenditure which will drive the Company's growth.

All these opportunities are reflective of the consistent implementation of our integrated strategy.

We consistently contend that one of the key virtues of this strategy is to help us better manage financial risks that arise in our industry.

This contention was tested in the last quarter of the financial year when we saw very volatile wholesale prices in electricity and gas markets in Eastern Australia, largely due to effects of the prolonged drought. Our integrated strategy and risk management processes helped to manage this volatility effectively.

In short, it has been both a challenging and exciting year, but ultimately one of great progress for your Company.

Key Changes in our Industry

During the year, there have been a number of changes that will have long term impacts on the development of the energy industry.

In the second half of 2006, when Santos and AGL bid for Queensland Gas Company, the potential of CSG became evident to the market.

We began investing in CSG about 10 years ago with a belief in the potential of this resource.

At the end of the financial year we announced a major increase in our CSG reserves of over 1000 PJ, bringing our proved and probable CSG reserves to 2,470 PJ. Our 3P reserves are now over 4,500 PJ and we believe that it is realistic to talk in the long term of CSG reserves for the industry as a whole of between 15,000 - 30,000 PJ.

This has dramatically and permanently changed the supply/demand balance for natural gas in Eastern Australia causing projects like the proposed PNG pipeline to be abandoned, providing a fuel for gas fired power generation which is significantly less carbon intensive than coal and resulted in proposals for the development of an LNG industry in Eastern Australia.

Origin's leading position in CSG sees us well placed to benefit from this change.

The other major change of great importance to the energy industry in Australia is the now bipartisan political recognition of the need for an effective response to the challenge of climate change. It now seems certain that irrespective of the outcome of the coming election we will see the introduction of an emissions trading scheme.

The need to materially reduce greenhouse gas emissions between now and 2020 and achieve dramatic redirection by 2050 is the most important commercial and technological challenge for the energy industry globally. It is important that Origin is now properly positioned across both traditional and new thermal as well as renewable technologies to ensure we respond effectively to this long term challenge.

Our investment in new high efficiency gas fired, combined cycle power generation, our increased investment in geothermal opportunities and solar R&D, our voluntary carbon reduction trading scheme and our market leading position in green power retail products for consumers are all evidence of commitment to effectively respond to this long term challenge.

Outlook

I am aware that recent events may have caused increased investor interest in our outlook for the current year.

At our full year results announcement we said that we expected underlying profit for the coming year to be approximately 15% higher than the prior year assuming that the then current market circumstances prevailed. Key issues that could

impact on this outlook included the timing of reaching full production on the Otway project and material movements in exchange rates, particularly in US and NZ currencies.

Whilst there has been significant increases in the $US / $A exchange rate, oil price increases have largely offset this effect. The weakening of the $NZ is affecting, but not materially changing, the $A contribution from Contact Energy which, as we have previously indicated, we expect to be consistent with the prior year.

Churn in retail markets remained quite high, particularly but not surprisingly in the Queensland market where full retail contestability was recently introduced. Customer margins across our business are consistent with our expectations.

Following the volatility of wholesale electricity prices in the June quarter, the first quarter of this financial year has been characterised by relatively benign conditions resulting in flat but somewhat higher electricity prices. This lack of volatility affects returns from our wholesale electricity hedges. Some volatility has returned with the onset of hotter weather in October. In our experience, and when considering our commodity mix, we would expect this trend to even out across the year.

Summary

In summary, it has been an extraordinary year of development and change for your Company. We have been strengthened by the challenges that the year has presented us with and we believe we are well placed to continue the development and growth of Origin.

Your management and all employees have worked very hard this year. Importantly, as the Chairman has mentioned, we also improved our safety performance and we continue to strive for further improvement. I greatly appreciate the support of my colleagues in the management team and from all the employees at Origin.

I can also assure you that your Board has yet again given generously of their time and experience to support and guide the Company.

I trust that all our shareholders support our enthusiasm to respond to and benefit from the challenges and the opportunities that we see ahead of us.

Annual General Meeting

31 October 2007


origin


origin

Chairman's Address

Performance highlights


origin

Revenue	$6,456 million	up 10%
EBITDAF	$1,201 million	up 12%
Statutory Profit	$457 million	up 38%
Underlying Profit	$370 million	up 10%
EPS - Statutory	54.7 cps	up 30%
- Underlying	44.3 cps	up 4%
Free cash flow	$595 million	up 2%
Free cash flow per share	71.2 cps	down 3%
Final dividend fully franked	11 cps	up 22%
Full year dividend fully franked	21 cps	up 17%

Reconciliation of Statutory Profit and Underlying Profit (After tax)


origin

2007 Reconciliation	After tax impact ($m)	NPAT ($m)
Underlying Profit		**370.2**
Change in value of fin. instruments	29.1	
Business sale – (Networks)	76.0	
Termination of Mt Stuart agreement	13.7	
Reduction in NZ tax rate	29.2	
Sun Retail one-off costs	(9.6)	
Impairment of producing assets	(51.7)	
Statutory Profit		**456.9**

Total shareholder return





Origin Energy Total Shareholder Return versus the All Ordinaries Accumulation Index
Index Level
900
800
700
600
500
400
300
200
100
0
Feb-00
Jul-00
Nov-00
Mar-01
Aug-01
Dec-01
May-02
Sep-02
Jan-03
Jun-03
Oct-03
Mar-04
Jul-04
Nov-04
Apr-05
Aug-05
Jan-06
May-06
Sep-06
Feb-07
Jun-07
All Ordinaries Accumulation Index
Origin Energy Total Shareholder Return

Major investments 2006/07


origin

Sun Retail acquisition	$1.2 billion
Coal seam gas development	$149 million
Kupe Gas Project	$97 million
Offshore Otway Gas Project	$68 million
Feasibility studies on generation projects	$66 million
BassGas Project completed and commissioned	

New projects committed 2006/07


origin

Darling Downs Power Station	$780 million
Coal seam gas expansion	
- Darling Downs	$500 million
- Rio Tinto contract	$260 million
Quarantine Power Station expansion	$80 million

Safety performance improved by 11%


origin



- Injury frequency rates improved from 5.5 to 4.9
- Safety remains a high priority
- We are seeking a further improvement this year


Our First Priority
Safety
1
Your First Priority

Origin is well positioned as Australia and New Zealand move towards becoming carbon constrained economies



Power plant developments



Map key
Conventional oil & gas permits
Coal seam gas permits
Origin power plant
Contact power plant
Production facility
Proposed production facility
Potential power station
Darwin
Mount Stuart
Queensland
Roma
Darling Downs
Bulwer Island
Brisbane
Sydney
Canberra
Melbourne
Victoria
Ladbroke Grove
Adelaide
Quarantine
Hobart
Perth
Worsley

Solar

- SLIVER® modules continue to be scaled up
- Pilot plant in Adelaide operational
- Origin is continuing to seek progress commercialisation

Geothermal

- Origin has recently acquired a 30% interest in a joint venture with Geodynamics to undertake further development of its geothermal project in central Australia
- Origin has also retained its 10% shareholding in Geodynamics


origin

Managing Director's Address

Outline


origin

- Key developments this year
- Key changes that will impact the future development of our industry
- Factors that will influence our outlook


origin

Key developments

Acquisition of Sun Retail provided significant exposure to the growing Queensland energy market


origin

- Added Retail Scale
  - Increased customer numbers from 2.1 million to 3 million
- Doubled Origin's electricity load
  - Increased annual electricity sales from 16 TWh to 33 TWh
- Materially increased LPG business
- Purchased generation rights and sites
  - Added power purchase agreement with Braemar to existing Roma and Mt Stuart power plants
  - Within 5 months Origin announced construction of the 630 MW Darling Downs Power Station



Brisbane CBD

The Network business made an important contribution but is no longer central to Origin's integrated strategy


origin

- Businesses sold included:
  - 33.3% interest in the SEA Gas pipeline
  - 17% interest in Envestra Limited
  - Origin Energy Asset Management business
  - Range of smaller complementary assets





At 630 MW Darling Downs will be the largest combined cycle power station in Australia...






Queensland
Coral
Sea
Kilometres
0
80
Emerald
Rockhampton
Gladstone
Bundaberg
Maryborough
LEGEND
Origin permit
Origin CSG permit
Existing gas pipeline
Proposed gas pipeline
Gully
Walloon coal seam gas fields
Roma
Darling Downs Power Station
Proposed Pipeline
Dalby
Toowoomba
Brisbane
To Moomba
To Jackson
NSW

... and expansion of Origin's coal seam gas fields will provide a low cost flexible gas supply

BassGas Project commenced commercial production in September 2006


origin



BassGas Project: Yolla A platform viewed from the flareboon

- Origin has a 42.5% interest in the BassGas Project and is the Project Operator
- Gross annual production will be approximately 20 PJ of sales gas and 1.4 million barrels of condensate and LPG
- Origin is purchasing all of the sales gas from the BassGas development

Commissioning commenced on the Otway Gas Project with stable production forecast by Woodside by January 2008





Otway Gas Project: Onshore plant near Port Campbell, Western Victoria

- Origin has a 30.75% interest in the Otway Gas Project which is operated by Woodside
- Gross annual production will be approximately 60 PJ of sales gas and 1.8 million barrels of condensate and LPG
- Origin will purchase 48.5% of the gas produced by the project

Work has significantly progressed on the Kupe Gas Project which remains on schedule for commercial gas in the first half of 2009


origin



ENSCO 107 Drill Rig arriving in Auckland



Kupe Deck under construction



Jacket Arrival at Port Taranaki - 4 Aug 07

- Origin has a 50% interest in the Kupe Gas Project and is the Project Operator
- Gross annual production will be approximately 20 PJ of sales gas and over 2 million barrels of condensate and LPG




Our integrated strategy helps us manage volatility in wholesale electricity and gas prices that arise in our industry





Victorian Spot and Forward Contract Electricity Prices
$/MWh
$150
$140
$130
$120
$110
$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
Jun 00
Dec 00
Jun 01
Dec 01
Jun 02
Dec 02
Jun 03
Dec 03
Jun 04
Dec 04
Jun 05
Dec 05
Jun 06
Dec 06
Jun 07
FY 07/08
FY 08/09
FY 09/10
Forward Curve Jun 07
Forward Curve Jun 06
Forward Curve Jun 05
Monthly Average Spot Price
curve as at 30/6/07
curve as at 30/6/06
Approx Average forward curve price

- Wholesale electricity markets have experienced significant short-term price increases



Victorian Gas Weighted Average Spot Price and Demand
(for period 01 Jul 2005 to 30 Jun 2007)
Daily weighted average spot market price (A$/GJ)
40
35
30
25
20
15
10
5
0
Daily withdrawals (GJ)
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
01-Jul-05
01-Jan-06
01-Jul-06
01-Jan-07
Quantity (GJ)
Spot Market Price

- Gas pool prices in Victoria have also been volatile as cold weather in June and the drought limited the availability of hydro and therefore created record demand for gas-fired generation

Source: NEMMCO, AFMA and Origin Energy


origin

Key changes in our industry

Origin is well placed to benefit from increasing demand for gas



- Over the last 10 years Origin has established a significant portfolio of CSG acreage in Queensland
- Origin's currently has extensive CSG reserves
  - Proved and probable reserves of 2,470 PJ
  - Proved, probable and possible reserves of 4,578 PJ
- Origin estimates long-term CSG reserves in the industry maybe between 15,000 and 30,000 PJ
- This has dramatically changed the supply demand balance for natural gas in eastern Australia



Queensland
Coral
Sea
0
80
Kilometres
Rockhampton
Gladstone
Bundaberg
Emerald
Bowen Basin
Rolleston
Denison
Trough
Yellowbank
Strathblane
Peat
Roma
To Moomba
Kincora
To Jackson
Surat
Basin
Toowoomba
Brisbane
Tweed Heads
NSW
Bowen Basin CSG
Fairview and Spring Gully fields
2P reserves: 1,677 PJ
3P reserves: 2,226 PJ
Walloons exploration – no reserves booked
Walloon (Undulla Nose) CSG
Talinga, Argyle, Kenya fields
2P reserves: 793 PJ
3P reserves: 2,352 PJ
LEGEND
Origin permit
Origin CSG permit
Gas pipeline
Origin interest
Potential gas pipeline
Pipeline
Production facility
Proposed production facility





Origin is well positioned to respond to climate change


origin





- Investment in high efficiency gas-fired generation
- Investment in SLIVER® technology
- Voluntary carbon reduction scheme
- Green Power Leader


Carbon
Reduction
Scheme


GREENHOUSE CHALLENGE PLUS
MEMBER


SolarCity
Adelaide


origin


origin

Outlook

In Summary


origin

- An extraordinary year of development and change for your company
- We are well placed to continue the development and growth of Origin
- Safety remains a high priority
- Thank you for your continued support


origin

Together we can make a difference.™





To	Company Announcements Office		
Company	Australian Stock Exchange Limited	Date	29 October 2007
From	Bill Hundy	Pages	3
Subject	**ORIGIN'S STRATEGIC EXPANSION INTO GEOTHERMAL**		

Please find attached a release entitled "Origin's Strategic Expansion into Geothermal".

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

origin

ASX Release

29 October 2007

Origin's Strategic Expansion into Geothermal

Origin Energy today announced a strategic expansion of its renewable energy portfolio, establishing a joint venture with Geodynamics that will see significant investment in the development of geothermal energy in Australia.

Origin has entered into a binding Heads of Agreement to take a 30% stake in an unincorporated joint venture covering the South Australian geothermal tenements and associated assets of Geodynamics Ltd.

Origin Managing Director Grant King said: "We are very pleased to be part of this exciting future for geothermal energy in Australia and to be able to bring our considerable experience and resources to this project.

"We believe that geothermal energy will play an increasing role in securing the world's future needs for clean energy. Geodynamics' tenements are amongst the most prospective geothermal areas in Australia and include some of the hottest rocks in the world.

"Origin has consistently positioned its business to take advantage of the growth opportunities in lower emission technologies such as gas and renewable technologies such as solar and geothermal. Combined with our position as Australia's leading retailer of GreenPower, these investments continue to demonstrate our commitment to being Australia's leading fuel-integrated energy company in an increasingly carbon-constrained economy," Mr King said.

The 30% stake in the joint venture will see Origin provide technical and related support through its extensive experience in upstream gas exploration and production, gas-fired power generation and through its exposure to geothermal power generation in New Zealand.

Origin will commit to $96 million of joint venture project expenditure, in addition to its 30% share. If Geodynamics, as operator, completes its Stage One 'proof of concept' phase by 31 March 2008 and within budget, Origin will commit a further $9.6 million. This would bring Origin's total anticipated commitment to project expenditure over the next two to three years to about $150 million.

At this time Origin intends to retain its 10% shareholding in Geodynamics, and also retain the rights acquired when it first invested in Geodynamics as a cornerstone shareholder.

The Agreement is subject to Geodynamics shareholder approval and regulatory approvals and Geodynamics intends convening an Extraordinary General Meeting in December for shareholders to consider the proposal.

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au


origin
energy

For further information contact:

Media:
Tony Wood
Executive General Manager, Corporate Communications
Telephone: 02 8345 5301
Mobile: 0419 642 098

Investors:
Angus Guthrie
Manager, Investor Relations
Telephone: (02) 8345 5558
Mobile: 0417 864 255

About Origin Energy *- With a history dating back 140 years, Origin Energy is a leading Australian ASX listed energy company and participates in most segments of the energy supply chain, including natural gas and oil exploration and production; power generation; and energy retailing and trading. Origin Energy supplies energy to more than 3 million Australian homes and businesses and employs more than 3,000 people. Origin Energy is also the major shareholder in New Zealand's Contact Energy.*

Hot Fractured Rock (HFR) Geothermal Energy *- HFR geothermal energy is produced using heat extracted from buried hot granites by circulating water through an engineered, artificial reservoir or underground heat exchanger. Geodynamics has been pioneering this technology at its Cooper Basin site, one of the largest such reservoirs in the world.*



31 October 2007

Company Announcements Office
Australian Securities Exchange Limited
20 Bond Street
SYDNEY NSW 2000

Dear Sir/Madam

ANNUAL GENERAL MEETING - ORIGIN ENERGY LIMITED

In accordance with Listing Rule 3.13.2 and Section 251AA Corporations Act, we advise of the outcome in relation to each resolution put to the security holders of Origin Energy Limited at its Annual General Meeting held on Wednesday 31 October 2007.

1. **Resolution 2 - Remuneration Report -** To adopt the Remuneration Report of the company and the entities it controlled during the year for the year ended 30 June 2007.

   Voted on a show of hands. Motion carried.

   Proxy details:
   - For: 413,983,561
   - Against: 9,365,692
   - Abstain: 2,249,632
   - Open: 18,250,161

2. **Resolutions 3(a), (b) and (c) - To elect Directors** - J Roland Williams, Trevor Bourne and Gordon M Cairns, being eligible, offer themselves for election.

   The election of each Director was voted on a show of hands. Motions carried for the election of each director.

   Proxy details:

	For	Against	Abstain	Open
J R Williams	422,308,275	2,118,439	967,316	18,455,016
T Bourne	409,068,016	14,418,477	1,530,042	18,832,511
G M Cairns	421,410,132	1,949,065	1,621,121	18,868,728

3. **Resolution 4 - Grant of options and offer of rights to shares to Mr Grant King** - To consider and, if thought fit, pass the following resolution as an ordinary resolution:

   (a) 'That the grant to Managing Director, Mr Grant A King of options to subscribe for up to 400,000 fully paid ordinary shares in the company, at an exercise price equal to the Origin Energy Market Price and otherwise on the terms as set out in the Explanatory Notes which accompanied the Notice convening this Meeting and the allotment to Mr Grant A King of up to 400,000 fully paid ordinary shares in

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

the company pursuant to the valid exercise of those options is hereby approved'; and

(b)'That the grant to Managing Director, Mr Grant A King of Performance Share Rights enabling him to acquire up to 250,000 fully paid ordinary shares in the company on the terms as set out in the Explanatory Notes which accompanied the Notice convening this Meeting and the allotment or transfer to Mr Grant A King of up to 250,000 fully paid ordinary shares in the company pursuant to the valid exercise of those Performance Share Rights is hereby approved.'

Voted on a show of hands. Motion carried.

Proxy details:

- For: 409,050,773
- Against: 13,074,483
- Abstain: 3,252,874
- Open: 9,282,016

Yours faithfully



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au



ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	ORIGIN ENERGY LIMITED
Fax number	0292521566
From	ASX Limited – Company Announcements Office
Date	29-Oct-2007
Time	10:17:30
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Contact Energy 2007 Annual Meeting Poll Results

Origin energy

082-34934

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	29 October 2007
From	Bill Hundy	Pages	2
Subject	CONTACT ENERGY - 2007 ANNUAL MEETING POLL RESULTS.		

Attached herewith is a copy of an announcement released today to the New Zealand Stock Exchange by Contact Energy Limited.

Origin Energy has a 51.36% interest in Contact Energy Limited.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

CONTACT

29 October 2007

2007 annual meeting poll results

The Chairman of Contact Energy Limited today declared the results of the following resolutions, in each case on a poll, at the annual meeting of the shareholders of Contact Energy Limited on 26 October 2007.

Total Contact Energy Limited voting shares on issue is 576,633,982. KPMG, the scrutineer of the polls, has confirmed these results.

The Board has also determined, in accordance with Listing Rule 3.3.1A, that Phillip Pryke, John Milne and Tim Saunders are independent directors.

Auditors

Resolution one: That Contact's Board of Directors be authorised to fix the auditors' remuneration.

Votes for: 382,417,352 (99.97 per cent)
Votes against: 107,501 (0.03 per cent)

Resolution passed.

Re-election of Directors

Resolution two: That Karen Moses be re-elected as a director of Contact.

Votes for: 381,859,088 (99.84 per cent)
Votes against: 609,891 (0.16 per cent)

Resolution passed.

Resolution three: That Tim Saunders be re-elected as a director of Contact.

Votes for: 319,285,490 (83.43 per cent)
Votes against: 63,402,495 (16.57 per cent)

Resolution passed.

For more information:
Jonathan Hill
Communications Manager
04 462 1285
021 440 090

energy

ASX/Media Release

26 October 2007

Proposals Sought by Origin Energy for Mortlake Power Station

Origin Energy has issued Requests for Proposals to major gas turbine manufacturers for supply of the first 500MW of open cycle equipment for its proposed 1000MW gas-fired power station near Mortlake in western Victoria. This is a positive step forward for the proposed development.

The pricing and delivery schedule for construction of the power station and the associated 78km gas pipeline from the Otway Gas plant will then be developed over the coming months. A decision to proceed could be expected towards the middle of 2008, and would be subject to a range of commercial issues, including capital cost, the electricity demand/supply outlook and carbon pricing policy developments.

Such a decision could result in the first stage of the Mortlake Power Station being operational in late 2010.

For further information please contact:

Media:
Amanda Lampe
National Media Manager
Tel: 02 8345 5217
Mobile: 0419 482 547

Investors:
Angus Guthrie
Manager Investor Relations
Ph: 02 8345 5558
Mobile: 0417 864 255

<u>About Origin Energy</u>: With a history dating back 140 years, Origin Energy is a leading Australian energy provider and participant in most segments of the energy supply chain including natural gas and oil exploration and production; power generation; energy retailing and trading. Origin Energy supplies energy to more than three million homes and businesses in Australia.

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au



ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	ORIGIN ENERGY LIMITED
Fax number	0292521566
From	ASX Limited – Company Announcements Office
Date	26-Oct-2007
Time	09:30:32
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Contact Energy Annual General Meeting

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Origin energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	26 October 2007
From	Bill Hundy	Pages	44
Subject	CONTACT ENERGY - ANNUAL GENERAL MEETING.		

Attached herewith is a copy of an announcement released today to the New Zealand Stock Exchange by Contact Energy Limited.

Origin Energy has a 51.36% interest in Contact Energy Limited.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

CONTACT

26 October 2007

Embargoed until 10.30am

Contact positioned for sustainable growth

Contact Energy's Chairman, Grant King, today told Contact Energy's annual meeting that despite a good result for the 2007 financial year, rising gas prices represented an ongoing challenge for the company.

Mr King said that a 20 per cent increase in natural gas costs over the 2007 financial year was likely to be repeated in the 2008 year, with per unit gas prices continuing to rise as Contact's Maui 367 gas entitlements are fully utilised by June 2009.

"Significant increases in the per unit cost of natural gas will continue to be a factor for Contact until the company has fully transitioned to current market gas supply arrangements," he said.

Mr King said that softer wholesale trading conditions over the 2007 financial year had continued into the 2008 financial year. He said while it was not easy to accurately predict the near-term wholesale market impacts on Contact, and setting aside any one-off impacts on profit, the company does not expect underlying EBITDA to be materially different from last year's result. However, Mr King said Contact's depreciation and interest expense will increase as previously signalled in the company's annual result announcement, primarily as a result of increased investment in geothermal and the revaluation of Contact's assets in June 2007.

"Contact has demonstrated over the last year that it can deliver very good results to shareholders, despite challenging market conditions. The company is well balanced in terms of its generation and retail businesses, and in terms of its diverse generation portfolio."

"The company has a sound strategy that positions the company well both in retail, through its acquisition of Rockgas, and in generation, through the company's $2 billion renewable investment programme in wind and geothermal."

Contact Chief Executive, David Baldwin, said while Contact faces some challenges, these have been anticipated and are outweighed by the opportunities the company is currently developing.

"Contact has opportunities that are unique in New Zealand's energy market. In particular, these opportunities are in developing significant renewable geothermal generation capacity, and maximising our advantage as the only energy company that can now deliver electricity and gas products across the whole country."

Mr Baldwin said Contact was well placed to lead New Zealand towards an increasingly renewable energy generation sector.

"We are making very good progress towards developing our new 225 MW Te Mihi geothermal power station north of Taupo which, alongside a similar power station we propose to build at Tauhara, will provide New Zealand with valuable renewable, baseload energy," he said.

CONTACT ENERGY LIMITED | PO Box 10742 Wellington New Zealand | Level 1 Harbour City Tower 29 Brandon Street Wellington | Phone 64-4 499 4001 Fax 64-4 499 4003

"Geothermal energy has a vital role to play in helping New Zealand towards the target of a 90 per cent renewable energy sector by 2025. If renewable projects can be quickly consented and constructed, then we believe that target can be met."

Mr Baldwin said the company's proposed wind development in the Waikato would also play a critical role in helping to advance this target.

"This is a strategically significant wind project in that it is located close to major demand centres of Hamilton and Auckland and, in producing enough renewable energy to power up to 250,000 houses, can make a real difference to New Zealand's generation mix," he said.

"The site is ideal for a wind farm in that it is very lightly populated and enjoys a good wind resource. Additionally, there will be strong benefits for farmers that are participating in the project and for the region more generally."

Mr Baldwin reiterated that in order for New Zealand to meet a target of 90 per cent of electricity coming from renewable sources, major renewable projects needed to be called in under the Resource Management Act and consented without undue delay.

"Government and regulatory agencies now have a vital role to play in ensuring that New Zealand's renewable generation options are able to be developed in a timely fashion. If this does not happen, the target of 90 per cent of the country's electricity coming from renewable sources will not be realised.

"Contact is in growth mode and has the vision, the strategy and the execution capability to accomplish its goals."

Grant King and David Baldwin's speeches to the Contact annual meeting have been posted at www.contactenergy.co.nz/annualmeeting.

For more information:
Jonathan Hill
Communications Manager
04 462 1285
021 440 090

CONTACT

David Baldwin speech to Contact Energy 2007 Annual General Meeting

26 October 2007
Christchurch
Embargoed until 10.30am

Good morning shareholders, and thank you very much Grant.

This time last year, when I addressed Contact's 2006 annual general meeting, I had recently returned home to New Zealand, with my family, after spending 15 of the 20 years of my working life abroad.

I'm delighted to be able to speak to you today and update you on my first full financial year as the Chief Executive of your company.

I hope that, as shareholders, you are pleased with what Contact has achieved over the last year. It's been both a fascinating and challenging year for Contact, and I believe we have delivered a good result for shareholders under some relatively challenging conditions.

Financial performance
At last year's annual meeting, Contact's Chair, Grant King, noted that due to some remarkable one-off conditions during the 2006 year – most notably high wholesale electricity prices as a result of a very dry year and the availability of relatively cheap legacy Maui gas - the 2007 financial result was likely to be materially lower.

And while this did indeed turn out to be the case, Contact's adjusted profit for the year of $231 million represented a good result, slightly above market estimates.

The result is all the more pleasing given some of the challenging conditions which Contact faced over the course of the year, particularly with a 42 per cent decrease in wholesale electricity prices and a 20 per cent increase in natural gas prices.

A sustainable business strategy
While the financial result is pleasing, I believe one of the most important achievements for Contact over the last year has been the development of a clear, consistent and focused strategy for the company.

In particular, Contact is now focused on issues of sustainability, and how the company can contribute to a reduction in New Zealand's greenhouse gas emissions.

In February this year Contact announced a $2 billion investment programme in new renewable geothermal and wind energy, which the company wants to develop over the next five years.
Already we are making very good progress, with resource consent applications filed for a 225 megawatt geothermal power station near Taupo, that we expect to be consented by mid 2008 and operating by 2011.

Consents for a second plant of similar size will be lodged around the middle of next year.

Geothermal electricity is the most reliable form of renewable energy. The baseload nature of geothermal energy makes it the only renewable form of electricity that can in itself displace thermal generation capacity, such as gas and coal-fired plants.

We have also recently announced what I believe to be one of the most strategically important wind generation projects of up to 650 megawatts on the Waikato coast, and will be filing resource consent applications for this project around the end of the year.

If we can bring these geothermal projects to fruition, and develop our Waikato wind project, we could be generating enough new renewable, climate-friendly electricity to power well over half a million New Zealand homes per annum.

Resource consenting
Contact's 400 megawatt combined-cycle Otahuhu C power station, for which we hold already hold resource consents, remains on hold while the company focuses on its renewables programme.

However, by around 2012, New Zealand is going to need significant new electricity generation to ensure a secure supply for the country.

The big question for us all, is where will this new electricity come from?

We have made very clear, while our preference is to focus on renewable generation, if we are unable to get these renewable projects consented in a timely fashion, then the country will need Otahuhu C and Contact will have little choice but to build it.

To avoid this, we have expressed our strong views to Government on the need for nationally significant renewable generation projects to be called in and considered under a streamlined consenting process. The good news is that we believe the Government is listening and with the announcement of its New Zealand Energy Strategy earlier this month we have some confidence that this will occur.

A low carbon energy future
With projects like our Waikato wind farm and in particular our geothermal projects, Contact believes the Government's stated target of 90 per cent of New Zealand's electricity coming from renewables is ambitious, but achievable.

We believe the implementation of the Government's Energy Strategy and its Emissions Trading Scheme will help position New Zealand well for an increasingly renewable and lower emission energy future.

I am determined that Contact will play a key role in achieving this outcome for the country.

New Plymouth power station
I'd like to take a moment here to address an issue that a number of you will have become aware of over the last few days, regarding the discovery of asbestos at Contact's New Plymouth power station.

A month ago asbestos was discovered under some insulation pipe lagging. In order to ensure staff safety, the decision was made to immediately close the plant. The power station has had an asbestos register since before Contact took ownership of it, and the asbestos was found in an area not included in the site's register.

The presence of asbestos in itself does not represent a problem, provided it is contained. For the vast majority of people who work or who have worked in the power station, any exposure to asbestos would be very low and unlikely to cause health problems.

I want to take this opportunity to assure Contact's shareholders, and our staff and former staff at New Plymouth, that our absolute priority will be the welfare of our people. This week I

have been to New Plymouth and spoken directly with staff to assure them that Contact will support them and their families.

The plant will remain closed while decisions are taken on the future course of action. If the decision is made to return the site to service, generation units may be back in operation by May 2008. However there is the possibility that the decision may have to be taken to close the plant permanently.

The potential financial impacts of dealing with the asbestos issue are still being evaluated, but will be largely determined by whether the decision is made to return the plant to service or close the plant permanently. The estimated cost of the remedial work associated with returning the plant to service is around $10 - $15 million.

Rockgas and retail
Going forward, the company's focus is also on building its retail business. Key to this is the Rockgas LPG business that Contact acquired in April of this year.

I am particularly excited about the potential that Rockgas brings to Contact. We are now the only energy company in New Zealand that can offer electricity and gas products to customers across the country. This is a very strong position for a company to hold in New Zealand's energy market.

I am delighted to have Rockgas as a part of the Contact group, and am pleased that in the last two months of the last financial year Rockgas exceeded the performance expectations at the time of acquisition.

Competition for retail electricity customers continues to be strong and a key challenge for Contact over the coming years is to continue to add value to our customers through providing the energy solutions they seek.

We continue to focus on building our retail and commercial customer base, retaining valuable customers, delivering excellence in customer service and, perhaps above all, treating our customers with respect.

Conclusion
In conclusion, your company is in good heart. The company has a clear strategy, and is well placed to contribute to New Zealand's energy security in an increasingly carbon constrained environment.

We have the renewable options and the vision to help lead the country's response to climate change, and to deliver shareholder value while protecting our environment for future generations.

As Grant has mentioned, the company will continue to face challenges – particularly in managing increasing natural gas costs over the coming years - but Contact is focused on delivering economically and environmentally long-term value to its shareholders and customers alike.

It's been a privilege to lead the Contact team over the last year and I would encourage you to introduce yourself to members of the Contact Senior Management Team, who are seated in the front row here and are easily identifiable by their name tags.

I would like to thank you, the company's shareholders, for your support for Contact Energy, and the whole Contact team for enabling us to deliver another good result and set a strong platform for the company's future growth.

CONTACT

Grant King speech to Contact Energy 2007 Annual General Meeting

26 October 2007
Christchurch
Embargoed until 10.30am

Ladies and gentleman

I am pleased to report to you on the strong performance of Contact Energy for the year in review.

Financial review

Contact Energy's profit for the year ended 30 June 2007, after adjusting for the gain in fair value of financial instruments and a one-off tax charge resulting from the change in the corporate tax rate, was $231.2 million.

Earnings before net interest expense, income tax, depreciation, amortisation and financial instruments (EBITDAF) for the year was $543.7 million, two per cent lower than the 2006 financial year.

This was a strong result in a year we had signalled would not repeat the unique conditions of 2006. The unit cost of natural gas increased 20 per cent and wholesale electricity prices were significantly lower than the prior year, reflecting a return to more normal weather patterns following the prior dry year.

Contact Energy's performance continues to demonstrate the value of Contact's diversity of generation assets, and the importance of the company's integrated generation and retail business.

A final fully imputed dividend of 17 cents per share was declared bringing the total dividend for the year to 27 cents fully imputed. This is a 3.8 per cent increase over the 2005/06 dividend.

The total return to shareholders, measured by the share price movement of ordinary shares after notional reinvestment of dividends, was 30 per cent for the year ended 30 June 2007 and has averaged 24 per cent over the last five years. This demonstrates the company's commitment to deliver value and create wealth for our shareholders.

The free cash flow generated by your company remains strong at $378 million. Capital expenditure increased to $150 million in 2007 from $140 million in 2006 as we continued our investment in geothermal development options. Excluding the impact of changes in the fair value of financial instruments, gearing is at 23 per cent – and the company is well positioned to accomplish its future goals.

David Baldwin will shortly talk about these goals including the company's plans to invest up to $2 billion into geothermal and wind generation capacity in the years ahead. The company's strategic repositioning toward a more renewable-oriented future has been well received by all stakeholders in the business – including shareholders.

CONTACT ENERGY LIMITED | PO Box 10742 Wellington New Zealand | Level 1 Harbour City Tower 29 Brandon Street Wellington | Phone 64-4 499 4001 Fax 64-4 499 4003

From a funding perspective, the company's funding capacity and strong cash flows will be a critical success factor in enabling the strategy to be achieved.

If the company's renewables goals are implemented in the timeframe we hope they will be – Contact's gearing will increase from its current 23 per cent to between 40 and 45 per cent over the next five or so years.

We therefore intend to maintain a high level of financial flexibility in light of the investment and growth opportunities the company is seeking to pursue over the coming five years, particularly in new renewable generation.

With the company's goal of maintaining its investment-grade credit rating in mind, the company will continue to make capital structure and distribution decisions consistent with the timing and quantum of our investment opportunities, as they unfold.

Outlook

I would now like to make some remarks on the outlook for Contact.

Contact's near-term performance will continue to be impacted by increasing natural gas costs. In recent months, the company provided guidance that it forecasts last year's 20 per cent increase in gas prices to be repeated this year as low-cost Maui gas contracts are replaced with current market-priced gas supply arrangements.

It is not easy to accurately predict the near-term wholesale market impacts on Contact, and setting aside any one-off impacts on profit, the company does not expect underlying EBITDA to be materially different from last year's result. However, Contact's depreciation and interest expense will increase as previously signalled in the company's annual result announcement, primarily as a result of increased investment in geothermal and the revaluation of Contact's assets in June 2007.

Two key issues will also require a specific focus from the company this year. Climate change will have a significant long-term impact on the energy sector as a whole, including on Contact.

In the last month the Government has made major announcements on its New Zealand Energy Strategy and its intention to introduce an Emissions Trading Scheme for greenhouse gases.

Both announcements form part of the Government's overall response to climate change.

The company has been actively engaged in the government consultation process on these policy changes and we are supportive of the decisions the Government has made.

In anticipating and responding to these policy announcements, Contact has announced a $2 billion investment programme on renewable energy with a focus on wind and geothermal sources of energy. The company has deferred decisions on investing in a baseload gas-fired plant at Otahuhu.

A second key issue for the Board will be to ensure that these growth opportunities are managed in a timely and cost-effective manner. The company is now embarking on a growth strategy which, if fully implemented, will see capital expenditure increase from current levels of around $150 million per annum to around $500 million in 2011.

The Board and Chief Executive will be focussed on ensuring that this capital expenditure is only committed where there is a clear economic return and that those projects are effectively executed.

Central to ensuring these projects are completed effectively, will be obtaining resource consents under the Resource Management Act in a timeframe that does not become a barrier to investments in renewable energy.

Contact has been encouraged by recent announcements that Government intends to introduce measures to fast track resource consents for renewable energy projects of national significance.

The company will be looking for actions to follow these encouraging words. Specifically Contact has requested that the company's proposed 225 MW geothermal plant to be built near the existing Wairakei power station be called in using existing powers under the Resource Management Act.

Call in allows a project of national significance to be considered by a Board of Inquiry and allows a much faster consenting timeframe.

There is no doubt that development of New Zealand's geothermal and wind resources is a strategic priority for the country.

In concluding, I would like to thank my fellow Directors for their support and contribution to a successful year and to also acknowledge David Baldwin's accomplishments during his first full year as CEO of Contact, together with his senior management team who are all here today.

It has been my pleasure to report to you on a successful year for your company. I look forward to meeting many of you afterwards.

I would now like to hand over to David Baldwin to speak to you on the challenges and opportunities for Contact Energy

CONTACT

26 October 2007

QUARTERLY OPERATIONAL REPORT FOR THE QUARTER ENDED 30 SEPTEMBER 2007

- The average wholesale electricity price received by Contact's generation was $54.63 per MWh over the quarter ended 30 September 2007[1]. The comparable price for the same period ended 30 September 2006 was $63.54 per MWh.
- Contact's total generation for the quarter ended 30 September 2007 was 2,931 GWh, which was 1% less than the total generation for the period ended 30 September 2006 of 2,954 GWh.
- Hydro generation was 864 GWh for the quarter ended 30 September 2007, representing a 15 per cent increase compared to the quarter ended 30 September 2006.
- Geothermal generation was 524 GWh for the quarter ended 30 September 2007, comparable with the 528 GWh for the same quarter last financial year.
- Thermal generation was 1,543 GWh for the quarter ended 30 September 2007. This represents an 8 per cent decrease compared to the same quarter last financial year.
- Contact's use of gas for thermal generation was 12.0 PJ for the quarter ended 30 September 2007, compared to 12.8 PJ for the three months to 30 September 2006.
- Electricity customer numbers as at 30 September 2007, were 514,000, up slightly from 30 June 2007 when customer numbers were 513,000. Gas customer numbers as at 30 September 2007 were stable at 75,000.
- Contact unveiled a proposed wind farm development on isolated farmland to the south of Port Waikato. At up to 650 MW, the wind farm could power up to 250,000 average houses. The project has been well supported by local residents and stakeholders.
- In partnership with the wind farm, Contact also announced plans to develop a fast start 100 MW gas-fired peaking plant at the site of the company's Stratford power station.

For further information

Jonathan Hill
Corporate Communications Manager
(04) 462 1285 (021) 440 090
Email: jonathan.hill@contact-energy.co.nz

[1] This price excludes contracts for differences.

QUARTERLY OPERATIONAL REPORT FOR THE QUARTER ENDED 30 SEPTEMBER 2007

Thermal Generation		
Quarter ended 30 Sept 2007	1,543	GWh
Quarter ended 30 Sept 2006	1,676	GWh
Geothermal Generation		
Quarter ended 30 Sept 2007	524	GWh
Quarter ended 30 Sept 2006	528	GWh
Hydro Generation		
Quarter ended 30 Sept 2007	864	GWh
Quarter ended 30 Sept 2006	750	GWh
Total Generation		
Quarter ended 30 Sept 2007	2,931	GWh
Quarter ended 30 Sept 2006	2,954	GWh
Retail Sales		
Quarter ended 30 Sept 2007	2,142	GWh
Quarter ended 30 Sept 2006	2,125	GWh
Average Wholesale Electricity Price[2]		
Quarter ended 30 Sept 2007	$54.63	MWh
Quarter ended 30 Sept 2006	$63.54	MWh
Average Energy Purchase Price		
Quarter ended 30 Sept 2007	$58.57	MWh
Quarter ended 30 Sept 2006	$69.43	MWh
Electricity Customer Numbers		
Quarter ended 30 Sept 2007	514,000	
Quarter ended 30 June 2007	513,000	
Quarter ended 30 Sept 2006	514,000	
Gas Used in Internal Generation		
Quarter ended 30 Sept 2007	12.0	PJ
Quarter ended 30 Sept 2006	12.8	PJ
Retail Gas Sales		
Quarter ended 30 Sept 2007	1.4	PJ
Quarter ended 30 Sept 2006	1.6	PJ
Wholesale Gas Sales		
Quarter ended 30 Sept 2007	1.0	PJ
Quarter ended 30 Sept 2006	1.4	PJ
Gas Customer Numbers		
Quarter ended 30 Sept 2007	75,000	
Quarter ended 30 June 2007	75,000	
Quarter ended 30 Sept 2006	78,000	

[2] This price excludes contracts for differences.



contact





Annual Meeting

26 October 2007




CONTACT

Grant King Chairman








CONTACT

David Baldwin CEO










CONTACT

Phil Pryke Deputy Chair










CONTACT

Bruce Beeren Director










CONTACT

John Milne Director







CONTACT

Karen Moses Director










CONTACT

Tim Saunders Director











CONTACT

Ross O'Neill General Counsel










CONTACT

Meeting Agenda

- Chairman's introduction
- Chief Executive Officer's review
- Financial statements
- Shareholder questions
- Ordinary resolutions 1 to 3


CONTACT



contact



Chairman's address




CONTACT



contact



Chief Executive Officer’s review




CONTACT



contact



Financial Statements






CONTACT

Shareholder Questions




CONTACT

Resolutions






CONTACT

Voting Procedure






CONTACT

Voting Form

C

Voting[1]

Complete this part C:

(i) at the meeting in order to cast your votes if a poll is called, or

(ii) if you have appointed a proxy or corporate representative under part B above.

You MUST mark a cross in one box for each resolution. If no box is marked, or more than one box is marked, in relation to a resolution, the vote on that resolution will be treated as 'abstain'.

	FOR	AGAINST	ABSTAIN[2]	PROXY DISCRETION[3]
1. To authorise the directors to fix the auditor's remuneration				
2. To re-elect Karen Moses as a director				
3. To re-elect Tim Saunders as a director				

Vote here
Part C

[1] The resolutions are stated in brief. Refer to the notice of meeting for the full text of the resolutions and explanatory notes.

[2] If you mark the abstain box for a particular resolution, you are directing your proxy/corporate representative NOT to vote on that resolution and your vote will not be counted when calculating the total number of votes cast and the majority for that resolution.

[3] If you mark the proxy discretion box for a particular resolution, you are directing your proxy/corporate representative to decide how to vote on that resolution.


contact

Voting Form



Signature

All shareholders completing this form MUST sign and date it where indicated. If there are more than two joint shareholders, please add additional signatures/dates as required.

Shareholder name

Shareholder number

Signature | Date

Signature | Date

Contact name (optional but preferred) | Daytime phone number (optional but preferred)



Sign here Part D


CONTACT



Proxy Form

CONTACT ENERGY LIMITED

ANNUAL MEETING 26 OCTOBER 2007

PROXY/CORPORATE REPRESENTATIVE VOTING PAPER

Proxy Holder: 1 XXXXXXXXXXXXXXXXXXX

NOTE: Please allocate the 'proxy discretion' votes, if any, For or Against the resolution or Abstain

Resolution		For	Against	Abstain
1. Authorise the directors to fix the auditors' remuneration		XXX,XXX,XXX	XXX,XXX	XXX,XXX
Proxy discretion	XXX,XXX	....	....	....
2. Re-elect Karen Moses as a director		XXX,XXX,XXX	XXX,XXX	XXX,XXX
Proxy discretion	XXX,XXX	....	....	....
3. Re-elect Tim Saunders as a director		XXX,XXX,XXX	XXX,XXX	XXX,XXX
Proxy discretion	XXX,XXX	....	....	....



Allocate 'proxy discretion' votes, if any, here

Signature: ______________________


CONTACT

Proxy Form

CONTACT ENERGY LIMITED

ANNUAL MEETING 26 OCTOBER 2007

PROXY/CORPORATE REPRESENTATIVE VOTING PAPER

Proxy Holder: 1 XXXXXXXXXXXXXXXXXXX

NOTE: Please allocate the 'proxy discretion' votes, if any, For or Against the resolution or Abstain

Resolution		For	Against	Abstain
1. Authorise the directors to fix the auditors' remuneration		XXX,XXX,XXX	XXX,XXX	XXX,XXX
Proxy discretion	XXX,XXX	....	....	....
2. Re-elect Karen Moses as a director		XXX,XXX,XXX	XXX,XXX	XXX,XXX
Proxy discretion	XXX,XXX	....	....	....
3. Re-elect Tim Saunders as a director		XXX,XXX,XXX	XXX,XXX	XXX,XXX
Proxy discretion	XXX,XXX	....	....	....

Signature: ______________________________

Sign here




CONTACT

Ordinary resolutions 1–3




CONTACT

Resolution 1: Auditors

"That Contact's Board of Directors be authorised to fix the auditors' remuneration."


CONTACT

Ordinary resolutions 2–3:

Re-election of Directors




CONTACT

Resolution 2: Re-election of Director

"That Karen Moses be re-elected as a director of Contact."




CONTACT

Resolution 3: Re-election of Director

"That Tim Saunders be re-elected as a director of Contact."


CONTACT

Conclusion




CONTACT

Please place your completed voting papers in a ballot box


CONTACT




CONTACT

Parking voucher

Contact Energy 2007 Annual Meeting

This is your free shareholder parking voucher

In order to receive free car parking today, present this voucher, together with your car park ticket, to the attendant as you drive out of the car parking building.

This voucher is valid on **26 October 2007** only at the Kilmore Street, Art Gallery, Farmers and Oxford Terrace car parks for Contact Energy shareholders only.


CONTACT


CONTACT



contact




RECEIVED

2007 OCT 10 A 9:20



ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	ORIGIN ENERGY LIMITED
Fax number	0292521566
From	ASX Limited – Company Announcements Office
Date	24-Oct-2007
Time	09:30:08
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Contact Energy New Plymouth power station outage

Origin energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	24 October 2007
From	Bill Hundy	Pages	2
Subject	**CONTACT ENERGY - NEW PLYMOUTH POWER STATION OUTAGE.**		

Attached herewith is a copy of an announcement released today to the New Zealand Stock Exchange by Contact Energy Limited.

Origin Energy has a 51.36% interest in Contact Energy Limited.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

contact

24 October 2007

New Plymouth power station outage

The outage to manage asbestos at Contact Energy's New Plymouth power station will see the plant closed for at least six months.

A month ago asbestos was discovered under insulation pipe lagging in the plant's turbine hall and boiler room and the plant was closed to investigate removal options. The power station has maintained for many years an asbestos register which recorded where asbestos was known to be located. Procedures are in place to safely manage this asbestos. The recent discovery was in a part of the plant not referred to in the register, as it was understood to be asbestos free.

Contact Chief Executive, David Baldwin, today said the company now has more information regarding the options for undertaking remedial work, which if undertaken, would see two of the generating units returned to service by May 2008.

"Some staff would remain on site while any remedial work is carried out, others would be redeployed to other projects and the remainder would be on special paid leave, while remaining available for the possibility of generation resuming."

He said investigations into the costs and timeframes for remedial work were ongoing and Contact could not rule out the possibility of the plant shutting permanently.

Mr Baldwin said asbestos was widely used in the construction of power stations in the 1960s and 1970s.

"The presence of asbestos in itself does not represent a problem, provided it is contained. For the vast majority of people who work or have worked at New Plymouth, any exposure to asbestos would be very low, and unlikely to cause health problems."

Mr Baldwin said any other former staff who have questions about possible historic exposure to asbestos could call the New Plymouth Power Station.

Bruce Parkes
027 450 6543

CONTACT ENERGY LIMITED | PO Box 10742 Wellington New Zealand | Level 1 Harbour City Tower 29 Brandon Street Wellington | Phone 64-4 499 4001 Fax 64-4 499 4003



ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	ORIGIN ENERGY LIMITED
Fax number	0292521566
From	ASX Limited – Company Announcements Office
Date	19-Oct-2007
Time	12:11:23
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Contact Energy Waitangi Tribunal Resumption Application

Origin energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	19 October 2007
From	Bill Hundy	Pages	2
Subject	**CONTACT ENERGY - WAITANGI TRIBUNAL RESUMPTION APPLICATION.**		

Attached herewith is a copy of an announcement released today to the New Zealand Stock Exchange by Contact Energy Limited.

Origin Energy has a 51.36% interest in Contact Energy Limited.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

CONTACT

19 October 2007

Waitangi Tribunal resumption application

Contact Energy owns land, and holds property rights in other land, that enable the use and development of the Wairakei – Tauhara geothermal system.

The Hikuwai Hapu has applied to the Waitangi Tribunal for a binding recommendation that a significant proportion of these rights be compulsorily acquired by the Crown and transferred to the Hapu. The application excludes Contact's existing power stations.

"It is business as usual for Contact and we are confident that the Crown will respond to the application appropriately so that it will not impact on the company's plans to develop geothermal generation projects in the area," said Contact Energy CEO, David Baldwin.

"Contact is not a party to this application and our expectation is, as with other Treaty claims, that it will be settled between the Crown and Maori.

"As identified in Contact's prospectus on listing in 1999, and noted annually since in Contact's financial statements, there has always been the potential for this type of claim."

Mr Baldwin said he understood the Waitangi Tribunal has only ever made one binding recommendation, relating to very small holdings of land in Turangi.

He said factors expected to be taken into account in resolving this issue include:

- The critical importance of geothermal energy to the Government's recently released New Zealand Energy Strategy
- The very high value of the assets
- The relative value of the assets compared to previous Treaty settlements
- The mandate of the claimants to represent the interests of all Maori with an interest in the geothermal resource.

Developing significant quantities of clean renewable baseload geothermal energy in a timely manner is a vital part of meeting the Government's 2025 target of 90 per cent renewable energy. The country will need significant new baseload capacity by 2012. The only realistic options in this timeframe are new geothermal power stations, such as Contact's Te Mihi and Tauhara projects, or a large new baseload gas-fired station. This reinforces the need for a timely resolution between the Crown and the Hapu.

Mr Baldwin said that Contact has strong relationships with a number of hapu of Ngati Tuwharetoa, and is committed to expanding these relationships.

Bruce Parkes
04 462 1089
027 4506543

Liz Kelly
04 462 1190
021 461 302

Origin energy

RECEIVED

2007 OCT 19 A 9:29

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	19 October 2007
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$4.146826**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**18 October 2007**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**874,812,718**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	15,226,800 642,000	Options Performance Share Rights

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of +securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: ______________________ Date: 19 October 2007
Company Secretary

Print name: William M Hundy



ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	ORIGIN ENERGY LIMITED
Fax number	0292521566
From	ASX Limited – Company Announcements Office
Date	18-Oct-2007
Time	11:26:08
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Contact Energy New Plymouth power station extends outage

Origin energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	18 October 2007
From	Bill Hundy	Pages	2
Subject	**CONTACT ENERGY - NEW PLYMOUTH POWER STATION EXTENDS OUTAGE FOR ASBESTOS INVESTIGATION.**		

Attached herewith is a copy of an announcement released today to the New Zealand Stock Exchange by Contact Energy Limited.

Origin Energy has a 51.36% interest in Contact Energy Limited.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

CONTACT

18 October 2007

New Plymouth power station extends outage for asbestos investigation

A planned maintenance outage at Contact Energy's New Plymouth power station has been extended for three to four weeks to investigate the discovery of some asbestos under insulation pipe lagging.

The New Plymouth power station was built by the New Zealand Electricity Department over 30 years ago and, like many power stations built around that time, the use of asbestos was common.

The power station has for many years had an asbestos register, which documents where asbestos was known to be located. Procedures are in place for these areas to ensure the asbestos is safely managed. The recent discovery was in lagging not referred to in the register, as it was understood to be asbestos free. Work is underway to ensure the accuracy of the site's asbestos register.

The affected areas of the site have been isolated, and the Department of Labour's Occupational Safety and Health service has been informed, have visited the site and are satisfied with the way it is being managed.

Contact has engaged experts in the area of asbestos management to provide advice.

Contact Communications manager Jonathan Hill said Contact was committed to doing everything necessary to ensure the safety of workers.

For more information:
Jonathan Hill
04 462 1285
021 440 090

CONTACT ENERGY LIMITED | PO Box 10742 Wellington New Zealand | Level 1 Harbour City Tower 29 Brandon Street Wellington | Phone 64-4 499 4001 Fax 64-4 499 4003

Origin energy

ASX Release

18 October 2007

Otway Gas Project - Operator Update

Origin Energy advises that the Operator of the Otway Gas Project in Victoria, Woodside Energy Ltd, today provided the following update on the project, contained within its Quarterly Production Report for the Quarter ended 30 September 2007:

Production at the onshore Otway gas plant commenced on 16 September 2007 and 198 TJ of gas was produced (Woodside share: 102 TJ). The plant has been shut-in since 24 September as the project works through start-up issues, including a leak in the Mono-Ethylene-Glycol pipeline. Steady-state production is anticipated by January.

Origin has a 30.75% equity interest in the development. Origin's share of production to the end of the Quarter was 61 TJ.

Other joint venture participants are Woodside (51.55% and Operator), Benaris International NV (12.7%) and CalEnergy Gas Australia (5%).

For further information, please contact:

Angus Guthrie
Manager Investor Relations
Origin Energy
Ph: 02 8345 5558
Mobile: 0417 864 255


ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	ORIGIN ENERGY LIMITED
Fax number	0292521566
From	ASX Limited – Company Announcements Office
Date	16-Oct-2007
Time	09:26:40
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Contact Energy Unveils Waikato Wind Farm

Origin energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	16 October 2007
From	Bill Hundy	Pages	3
Subject	**CONTACT ENERGY - UNVEILING OF WAIKATO WIND FARM.**		

Attached herewith is a copy of an announcement released today to the New Zealand Stock Exchange by Contact Energy Limited.

Origin Energy has a 51.36% interest in Contact Energy Limited.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

CONTACT

16 October 2007

Contact unveils Waikato wind farm

Contact Energy Chief Executive David Baldwin today provided details of a new wind farm the company is developing on farmland to the south of Port Waikato. The wind farm will be known as Hauāuru mā raki, meaning 'north-west wind'.

David Baldwin said the proposed wind farm was strategically important as it was located in the North Island and close to major load centres of Hamilton and Auckland. He said the final size of the wind farm was yet to be determined, but it has the potential to be up to 650 megawatts (MW) depending on a number of factors including landowner agreements and resource consenting.

"We have been developing this project together with Wind Farm Group over the course of 2007 and have been pleased with the response to this project from landowners and other stakeholders.

"Hauāuru mā raki is nationally significant both in terms of meeting New Zealand's growth in demand for electricity and for the development of clean, renewable electricity for current and future generations," he said.

"This development is part of Contact's investment programme in renewable electricity generation, which also includes significant expansion of the company's geothermal generation near Taupo."

If the full 650 MW capacity of the project was developed, the project could produce enough electricity to power approximately 250,000 homes and help avoid the production of around 1.2 million tonnes of carbon dioxide to the atmosphere per annum.

Mr Baldwin said Contact is continuing to defer investment decisions on its consented 400 MW Otahuhu C gas-fired power station in order to focus on renewable generation. However, he noted that renewable projects needed to be actively supported by efficient resource consenting processes, including greater use of call in powers, if the country was to continue to avoid the need for new thermal plants.

"The vision of 90 per cent of New Zealand's electricity coming from renewables now hinges to a large extent on the ability to consent renewable projects without undue delay and connect them to the national transmission system. Active support for renewables from regulatory agencies will be very important to this vision being realised."

Mr Baldwin said the proposed site is suited to a wind farm as it has a good wind resource and the surrounding areas are very lightly populated.

"We have been discussing this project with national and local stakeholders and are now looking to discuss the project with interested members of the public. We're committed to developing the project in a transparent fashion and to engaging fully with the local community.

CONTACT ENERGY LIMITED | PO Box 10742 Wellington New Zealand | Level 1 Harbour City Tower 29 Brandon Street Wellington | Phone 64-4 499 4001 Fax 64-4 499 4003

"We see this as a very positive development for the Waikato region, including for the landowners involved in the project. We have been particularly pleased with the response from Maori landowners who have enthusiastically welcomed the project."

Analysis conducted into the economic benefits of the wind farm suggests that in excess of $100 million could be injected into the local Waikato economy over the approximately four to five year construction period, followed by millions of dollars each year when the wind farm is operating. Around 450 jobs are likely to be created in the area during the construction phase.

Mr Baldwin said although a great deal of progress had been made on the wind farm, there was more work to be done.

"We are continuing to negotiate further landowner agreements for the project, in addition to the technical work required in order to file a resource consent application by the end of the year."

Supporting wind with peaking capacity

Alongside the wind farm, Contact announced its intention to construct a flexible, fast-start 100 MW gas-fired peaking plant at the company's Stratford power station site to help support increasing levels of wind generation during demand peaks and periods of low wind or hydro generation.

Mr Baldwin said Contact had welcomed the release of the New Zealand Energy Strategy last week and supported the conclusion that renewables could substitute out large baseload thermal plant. "It is for this reason the option of developing the company's Otahuhu combined cycle baseload plant remains on hold while the company focuses on new wind and geothermal projects," he said.

"The Energy Strategy delineates between baseload and flexible thermal plant designed to support a high renewables future. This new investment is the beginning of a transition to the types of thermal plant New Zealand will need to achieve the Government's target of 90 per cent renewable energy by 2025.

"To achieve the 90 per cent target over the next 15 - 20 years, older thermal plants would need to either close or move into a back-up role. The more modern existing baseload gas plants would play the major thermal baseload role to the extent that renewables could not provide that capacity.

"The new plant at Stratford will be very efficient and will run ahead of the existing New Plymouth gas-fired station. New Plymouth is a slow start station. The new plant will mean New Plymouth will move more to a dry year reserve role."

Mr Baldwin said the new peaking plant would likely cost around $140 million and could be operating by 2009.

More information on the proposed wind farm development is available on Contact's website at www.contactenergy.co.nz/waikatowind.

Jonathan Hill
Communications Manager
04 462 1285
021 440 090

Origin energy

082-34934

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	11 October 2007
From	Bill Hundy	Pages	9
Subject	APPENDIX 3B NOTICE		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	20,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$4.146826
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10 October 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	874,807,718	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	15,231,800 642,000	Options Performance Share Rights

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 11 October 2007
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

Origin energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	9 October 2007
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	20,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$3.396826**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**8 October 2007**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**874,787,718**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**15,251,800**	**Options**
		642,000	**Performance Share Rights**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**All Shares Participate Equally**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**N/A**
12	Is the issue renounceable or non-renounceable?	**N/A**
13	Ratio in which the +securities will be offered	**N/A**
14	+Class of +securities to which the offer relates	**N/A**
15	+Record date to determine entitlements	**N/A**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**N/A**
17	Policy for deciding entitlements in relation to fractions	**N/A**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**N/A**
19	Closing date for receipt of acceptances or renunciations	**N/A**

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 9 October 2007
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.



To	Company Announcements Office		
Company	Australian Stock Exchange Limited	Date	9 October 2007
From	Bill Hundy	Pages	2
Subject	**ORIGIN ENERGY CONTACT FINANCE NO.2 LIMITED: SUCCESSFUL ISSUE OF NZ$200 MILLION OF PREFERENCE SHARES**		

For your information please find attached an announcement made today to the New Zealand Stock Exchange by Origin Energy Contact Finance No. 2 Limited.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Origin energy

Media Release

9 October 2007

Origin Energy Contact Finance No.2 Limited: Successful issue of NZ$200 million of Preference Shares

Origin Energy Contact Finance No. 2 Limited, a wholly-owned subsidiary of Origin Energy Limited, is pleased to announce the successful issue of 200 million preference shares today in accordance with the terms of its Investment Statement and Prospectus dated 30 August 2007.

The gross dividend rate for the period 9 October 2007 to 14 October 2008 has been set at 10.23%, reflecting the benchmark rate on 8 October 2007 of 8.73% per annum plus the margin of 1.50% per annum.

A dividend of 0.112670 cents per share (for the period 9 to 14 October 2007), will be paid in respect of each preference share on 15 October 2007 to registered holders of the preference shares at the record date of today, 9 October 2007. Imputation credits of 0.055494 cents per share will be attached to each dividend.

Subsequent dividend payment dates are 15 April and 15 October in each year (or if that day is not a business day, the next business day). The record date for subsequent dividend payments will be the day 10 days before the relevant dividend payment date or, if that day is not a business day, the preceding business day.

The preference shares will commence trading on the NZDX on Wednesday, 10 October 2007 under the ticker code "OCFHA".

For further information please contact:

Media
Tony Wood
Origin Energy
Executive General Manager
Corporate Communications and Government Relations
Mobile: 61 419 642 098
Office: 61 2 8345 5301

Investors
Angus Guthrie
Origin Energy
Manager, Investor Relations
Mobile 61 417 864 255
Office: 61 2 8345 5558

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	8 October 2007
From	Bill Hundy	Pages	31
Subject	**PRESENTATION**		

Attached for your information is a presentation being made by Mr Grant King, Managing Director to the JPMorgan Coal Seam Methane Corporate Access Day in Sydney today.

A copy of the presentation can also be obtained from our website www.originenergy.com.au under the Investor Centre – Presentations section.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au


origin
energy

"Stepping on the Gas"

JPMorgan's Coal Seam Methane Corporate Access Day

08 October 2007

Disclaimer

Any forward looking information in this presentation has been prepared on the basis of a number of assumptions which may prove to be incorrect and these statements speak only as of the date of this presentation. This presentation should not be relied upon as a recommendation to buy or sell shares by Origin Energy Limited.

Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in Origin Energy Limited.


origin

Outline

- CSG supply
  - Evolution of CSG in Australia
  - Origin's CSG position
  - CSG production and contract position
- Origin CSG project updates
- Gas Demand
- Case study: Darling Downs

- All references to $ are references to Australian dollars unless otherwise specifically marked


origin

Origin has long believed that CSG will play a significant role in the supply of gas to eastern Australia...

Eastern Australia gas demand by state in 2006 (PJ *per annum*)



Arafura Sea
Gulf of Carpentaria
PORT MORESBY
PAPUA NEW GUINEA
PNG-Australia
Northern Territory
AUSTRALIA
Queensland
SURAT/ BOWEN BASIN
COOPER/ EROMANGA BASIN
South Australia
New South Wales
Victoria
Melbourne
Adelaide
Sydney
Great Australian Bight
OTWAY BASIN
BASS BASIN
Tasmania
117
124
130
225
Residential
Industrial
Generation

A recent Wood-Mackenzie study* has found

- Gas demand in Eastern Australia will post a strong growth of 3.8% per annum to reach 1,200 PJ per annum by 2025
- The power generation sector will emerge as the largest consumer of gas from 2016
- Government greenhouse gas policy and targets will have a large impact on the overall gas demand for power generation

... and will be key contributor to supplying Queensland and SE Australia as the Cooper Basin declines



origin

* Source: Wood Mackenzie Eastern Australia Gas & Power Outlook to 2025 - February 2007

Since 2000 CSG reserves have grown from a few hundred PJ to over 6,400 PJ, with significant additions coming at regular intervals and estimates of a further 6,000 PJ* of CSG potential


CSG Reserves in Queensland by Company#
2P reserves - PJ
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2000
2001
2002
2003
2004
2005
2006
2007+
Calendar Year
Other
AGL
QGC
Arrow
CH4
Santos
Anglo
Tipperary
Origin
BHPB
+ Includes known reserves releases to date of presentation

Source: Company releases and Origin Energy's estimates


origin

* Source: Wood Mackenzie Eastern Australia Gas & Power Outlook to 2025 - February 2007

Origin is adding value to its CSG resources by acquiring new acreage, turning resources into reserves, developing production capacity & signing contracts to monetise reserves

- Current key assets are:
  - Bowen Basin (Fairview, Spring Gully)
  - Surat Basin Undulla Nose (Talinga, Orana, Condabri, Argyle, Kenya/East, Lauren)
- Origin's share of 2P reserves in these fields is 2,470 PJ (July 2007)
- Origin has written contracts with 3rd parties from this reserves base of over 1,000 PJ, in addition to the supply of around 880 PJ to the Darling Downs power project over 20 years
- This does not include exploration potential, with the next key area for expansion likely to be the Walloon areas away from the Undulla Nose



Queensland
Coral
Sea
Bowen Basin
Emerald
Rockhampton
Gladstone
Bundaberg
Rolleston
Denison
Trough
Yellowbank
Fairview
Strathblane
Spring Gully
Peat
Roma
Kincora
Surat
Basin
Toowoomba
Brisbane
Tweed Heads
NSW
Kilometres
0
80
Bowen Basin CSG
Fairview & Spring Gully Fields
2P reserves: 1,677 PJ
3P reserves: 2,226 PJ
Walloons Exploration
No reserves booked
Walloon (Undulla Nose) CSG
Talinga, Argyle & Kenya fields
2P reserves: 793 PJ
3P reserves: 2,352 PJ
LEGEND
Origin permit
Origin CSG permit
Gas pipeline
Origin interest
Potential gas pipeline
Pipeline
Production facility
Proposed
production facility

Origin's 3P reserves estimate for its existing Bowen Basin and Undulla Nose fields is around 4,578 PJ

October 2007 marks 11 years since Origin acquired its first CSG interests in the Peat field, and Origin now holds over 17,000 km² of CSG leases in the Bowen and Surat Basins*...


Queensland
Bowen Basin
Emerald
Rolleston
Denison Trough
Yellowbank
Fairview
Strathblane
Spring Gully
Peat
Roma
Kincora
Surat Basin
Talinga
Kenya
Rockhampton
Gladstone
Bundaberg
Coral
Sea
Kilometres
0
80
LEGEND
Origin permit
Origin CSG permit
Gas pipeline Origin interest
Potential gas pipeline
Pipeline
Production facility
Proposed production facility
Brisbane
Toowoomba
Tweed Heads
NSW
To Moomba
To Jackson

- Origin's Bowen Basin CSG interests include:
  - Spring Gully (96-99%) operator
  - Peat (100%) operator
  - Fairview (23%) non-operator
  - Comet Ridge exploration tenures (~23%) non-operator
- Surat Basin CSG interests include a significant interest on the Undulla Nose and the remainder of the Walloon fairway
- Undulla Nose interests:
  - Talinga (100%) operator
  - Orana (100%) operator
  - Condabri (100%) operator
  - Argyle/East (40.625%) non-operator
  - Lauren (40.625%) non-operator
  - Kenya (40.625%) non-operator
  - Codie (40.625%) non-operator
  - Kenya East (30.725%) non-operator
  - Bellevue (30.725%) non-operator
- Other Walloon interests:
  - ATP 606P (92.72%) operator
  - ATP 631P (18.09%) non-operator
  - ATP 663P (100%) operator
  - ATP 847P (100%) operator
  - PL 209 (100%) operator


origin

* Origin is awaiting transfer of title on a further 18,794 km2 in the Galilee Basin not included in this total or shown on this map

As at 30 June 2007 Origin carries 2,470 PJ of 2P CSG reserves and is likely to book significant additional reserves over the next few years...


Origin's CSG Reserves
2P Reserves (PJ)
2,500
2,250
2,000
1,750
1,500
1,250
1,000
750
500
250
0
2000
2001
2002
2003
2004
2005
2006
2007


Queensland
Bowen Basin
Emerald
Rolleston
Denison Trough
Yellowbank
Fairview
Strathblane
Spring Gully
Peat
Roma
Kincora
Surat Basin
Rockhampton
Gladstone
Bundaberg
Coral Sea
Kilometres
Toowoomba
Brisbane
Tweed Heads
NSW
Bowen Basin CSG
Fairview & Spring Gully Fields
2P reserves: 1,677 PJ
3P reserves: 2,226 PJ
Walloons Exploration
No reserves booked
Walloon (Undulla Nose) CSG
Talinga, Argyle & Kenya fields
2P reserves: 793 PJ
3P reserves: 2,352 PJ
LEGEND
Origin permit
Origin CSG permit
Gas pipeline Origin interest
Potential gas pipeline
Pipeline
Production facility
Proposed production facility

...while total acquisition, exploration and appraisal costs to date of around $250 million represent a "finding cost" of around 10c per GJ for 2P reserves


origin

There has been significant growth in CSG production with industry supplying 70 PJ and over 50% of the Queensland market in 2006



CSG Production in Queensland by Company
PJ per year
120
110
100
90
80
70
60
50
40
30
20
10
0
2000
2001
2002
2003
2004
2005
2006
2007*
Calendar Year



Origin's CSG Production
Annual Production (PJ)
120
110
100
90
80
70
60
50
40
30
20
10
0
RTA Contract
22PJ/a
Darling Downs
up to 44 PJ/a
Growth in existing
3rd party contracts
2000
2001
2002
2003
2004
2005
2006
2007
By
2011
Financial Year

Origin's CSG production of over 20 PJ/a now exceeds the company's share of gas production from the Cooper Basin, while committed contracts will see this rise to a potential rate of around 100 PJ/a by 2011



origin

Origin estimates that over 50% of existing industry 2P reserves are contracted or committed...

Coal seam gas reserves and potential


Petajoules
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Additional Potential*
Uncontracted
Contracted / Committed
Origin
Santos
Arrow
QGC
Other
AGL

* Origin additional potential limited here to reported 3P reserves. Other companies from Wood Mackenzie report

Share of contracted / committed CSG reserves by Company


Origin 54%
Santos 8%
Arrow 10%
QGC 21%
Other 4%
AGL 3%

... with Origin securing over 50% of the contracted / committed volumes


origin

Source: Wood Mackenzie and Origin Energy estimates
Excludes potential - but as yet uncontracted - LNG development

Spring Gully


Denison
Trough
Spring Gully
Peat
Kincora
Surat

Origin Energy's Spring Gully CSG processing facilities are located 70 km north of Roma in central Queensland


origin

Spring Gully

History

- **Origin Energy:**
  - Acquired Transfield interests in ATP 701P JV area in December 2001 and assumed operatorship.
  - Acquired Tri-Star interests in ATP 592P, ATP 623P and ATP 701P JV areas in February 2002 and assumed operatorship.

- **Current Status**
  - 1 ATP, 4 PLs, 1 PPL.
  - 2 Gas plants
  - Gathering and export pipeline network
  - 94 wells with production ~65 TJ/d.
  - Reserves of 1,245 PJ P&P and 1,438 PJ PP&P (1 July 2007)

- **Well spacing and reserves per well**
  - Initial well spacing <1 km
  - High productivity has resulted in expansion to 1.5km spacing in many areas
  - Average reserves per well increased to over 5 PJ and still increasing



PL 99
PL 100
Strathblane gas plant
2P Area
Spring Gully gas plant
3P Area
PL 204
PL 195
ATP 592P
Bandanna Formation
PL 200
PL 203
ATP 592P
Subcrop Edge
PL 200
0
5
LEGEND
Permit
Origin operated
Seismic line
Pipeline



origin

Spring Gully phases I to IV



Strathblane Gas Plant
2x3500 HP compression
24 TJ/d capacity



Wellhead
25 wells


PL 195
PL 204
Strathblane Gas Plant
Spring Gully Gas Plant
Permanent Camp



Evaporation Pond
Completed
1.5 - 3 Ml/d evap capacity



Pipeline
100km PE Trunk & Flowlines


0
4
Kilometres


origin

Completed on time and on budget in August 2007

Spring Gully Phase V


Strathblane
Gas Plant
Spring Gully
Gas Plant
PL 195
PL 204
Permanent
Camp
Water Transfer
Station
PL 203
Proposed Taloona
Gas Plant
0
4
Kilometres

Includes:

- 60 development wells
- 120 km of trunkline & flowlines
- Additional 2X3500 HP compression at Strathblane.
- Construction of Taloona Gas Plant
  - 3X3500 HP Compression
- Construction of Water Transfer Station
- Future drilling - 30 wells/yr.


origin

Water Management

- Initial development of Spring Gully is based on using evaporation ponds to handle water production
- Reverse osmosis has been trialed over 7 to 8 months as a potential treatment technology.
- This process strips the water of salts and produces a potable water supply using semi-permeable membranes. The processed water can then be used for agricultural or other beneficial uses.
- A RO plant is currently under construction at Spring Gully and is expected to be operational by end of 2007.








origin


ring Gully
Peat
Combabula
Woleebee East
0 30
Kilometres
Bellvue
Undulla Nose Region
Talinga
Argyle
Condabri
Orana
Kainama
Berwyndale Sth
Lauren
Queensland
Codie
Kenya
Kenya East
Jammat
Surat
Surat
Basin
Walloon Fairway
LEGEND
Permit
Origin operated
Permit
non Origin operated
Pipeline
Gas field
Oil field

Origin's operating history in the Walloons

- **Origin as Operator since Jan 2001 has:**
  - Drilled 22 cored slimholes
  - Recorded 4 seismic surveys
  - Drilled 5 production pilots
  - Conducted 4 prod tests
  - Talinga production pilot has now achieved commercial flow rates in both Upper Juandah and Taroom coals.
  - Orana production pilot shows better than expected water rates and testing is at limited rates awaiting a water pipeline
- **Gas Contracts:**
  - Initial developed gas is planned for Origin's Darling Downs Power Station
  - In July 07 Origin announced a gas contract beginning in 2010 with Rio Tinto Aluminium for 20 years


origin

Walloons Development (Operated only)

- Potential scenario to ramp up to 120 TJ/d
- Approx 130 wells needed to meet plateau
- Only Talinga & Orana fields required to meet target
- Phase 1A Development in 2008 - 10 Talinga and 17 Orana development wells
- Well design and spacing will be optimised after initial Talinga core area development
- Phase 1B 80 development wells with 2 Gas Plants







origin energy

Origin acquired additional interests in the Undulla Nose region from Pangaea in 2006 (operated by QGC)



Peat
Wandoan
N
0
30
Kilometres
Wallumbilla
ATP 610P
Undulla Nose Region
Miles
Talinga
Chinchilla
Argyle
Berwyndale Sth
Condamine
Warra
Kogan Nth
Surat
Surat
Basin
ATP 620P
ATP 648P
Tipton West
Queensland
Walloon Fairway
Moonie
LEGEND
Origin ATP operated
Origin ATP non - operated
Origin PL
Origin PL applic.
Pipeline
GSG field

Interests include

- Argyle/East (40.625%)
- Lauren (40.625%)
- Kenya (40.625%)
- Codie (40.625%)
- Kenya East (30.725%)
- Bellevue (30.725%)

Gas contracts include

- 41% share of a 7 PJ per annum contract to supply Incitec Pivot in Brisbane



origin



ring Gully
Clifford-1
Combabula
Pine Hills-1
Ramyard-1
Carinya-2
Ferret-2
Dalwogan-2
Bellvue
Talinga
Argyle
Undulla Nose Region
Condabri
Condabri-2
Orana
Lauren
Kenya
Kenya East-3
Queensland
Surat
Surat
Basin
Walloon Fairway
0
30
Kilometres
N
LEGEND
Permit Origin operated
Permit non Origin operated
Pipeline
Gas field
Oil field

Walloon Exploration Forward Plan

- Over next two years 40 exploration/appraisal wells in Origin Operated areas and potentially up to 50 in non-operated areas
- Increase Undulla Nose reserves and commence reserves booking outside this region
- Production pilots:
  - Talinga (ongoing)
  - Orana (ongoing)
  - Codie/Lauren
  - Kainama/Sean
  - Bellevue
  - Combabula
  - Condabri
  - Dalwogan

Origin has now booked 793 PJ of 2P reserves across its operated and non-operated fields in the Walloons



origin

Production history in CSG is still limited, and so average well deliverability, life and reserves are still estimates and vary from area to area



Spring Gully and Fairview fields -
Normalised well rates from time of first production
Gas Rate (Mscfd)
1000
900
800
700
600
500
400
300
200
100
0
0
1
2
3
4
Years on Line
Normalised Spring Gully well
Normalised Fairview well - note production rates constrained relative to Spring Gully wells



Spring Gully and Undulla Nose wells -
Schematic average anticipated production profiles
Daily Gas rate
Well life (20 to 30 years)
Schematic production profile for a typical well in the Undulla Nose area of the Walloons
Schematic production profile for a typical Spring Gully well

In the Spring Gully and Fairview areas average well productivity is still growing after several years of production history



origin

Given the growth to date and continuing growth potential of CSG the key issue for monetising CSG is how to access new customers and markets

Project Gas demand by State



Gas demand (PJpa)
1,400
1,200
1,000
800
600
400
200
0
2000
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020
2022
2024
New South Wales/ACT
Victoria/Tasmania
South Australia
Queensland

Source: Wood Mackenzie - December 2006

Demand overlain with gas production by reserves category



Gas production (PJpa)
1,400
1,200
1,000
800
600
400
200
0
2000
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020
2022
2024
Contracted
Uncontracted
Additional potential
Yet to find / yet to develop
Base Case demand



origin

Domestically the most significant factor in demand growth will be the amount of gas required in power generation...



Gas demand (PJpa)
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
2000
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020
2022
2024
Residential
Generation
Carbon Constrained Case
Industrial
Alternative Energy Case

Source: Wood Mackenzie

...which will be influenced by Australia's response to a carbon constrained global economy



origin

By 2010 significant new generation will be required, and Origin estimates that gas is capable of meeting all of the required growth in the NEM through to around 2020...



Electricity Growth
Supply (TWh)
350
300
250
200
150
2005
2007
2009
2011
2013
2015
2017
2019
Existing Supply
Growth

- Growth in electricity demand will create a demand wedge through to 2020 of around 320 TWh
- If this demand was satisfied by gas-fired base load combined cycle gas generation it would require 2,700 PJ of gas through to 2020
- Approximately 7,500 PJ of gas would be required to extend the gas supply to ensure a 20 year life for the generation built
- Origin estimates that there is
  - Over 7,400 PJ of uncontracted 2P gas reserves in eastern Australia (including CSG and conventional)
  - Over 6,000 PJ of additional CSG potential in Queensland alone on the basis of published reports



origin

Source: Origin Energy estimates, NEMMCO, various industry reports (including Wood MacKenzie)

Origin's electricity retail business provides a substantial opportunity for growth in generation



Energy Demand
Annual Demand and Generation dispatched (Twh)
35
30
25
20
15
10
5
0
Peak Demand
Peak Demand and Installed capacity (MW)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Origin Retail Load
Origin Existing Generation
Under Construction
Permitted Sites

Development of permitted base load power stations sites is likely to be staged over several years. The potential impact of developing all permitted sites is illustrated.

Expansion at existing sites and permitted greenfield opportunities could increase Origin's generation capacity to approximately 50% of electricity peak requirements



origin

Integrated Darling Downs Power Station project

At 630 MW the Darling Downs combined cycle power station will be the largest CCGT on the NEM...





- This will be one of the lowest cost power stations in the National Electricity Market
- The power station has a low life cycle cost, which includes construction and long-term maintenance costs
- 630MW combined cycle power station with three Frame 9E gas turbines with a capacity of 120MW each, three boilers and a steam turbine of 270 MW capacity
- Construction contract worth $780 million
- Will operate between baseload to intermediate power station depending on power market requirements
- It will be an air-cooled power station, using three per cent of the water a conventional water cooled coal-fired power station would use, or about 200ML versus 8000ML a year
- It will emit about half the greenhouse gas emissions that a coal-fired power station using current technology would create. This will save 2.5 million tonnes of greenhouse gases a year - the equivalent of taking 600,000 cars a year off the road

... and expansion of the Spring Gully and Talinga fields will provide a low cost flexible gas supply


Queensland
Coral
Sea
Kilometres
LEGEND
Walloon coal seam gas fields
Spring Gully
Brisbane
NSW

- The gas requirements will underwrite phase 5 of the Spring Gully development. This will be sufficient to take Spring Gully to its optimum production rate of 150 TJ/day.
- The Spring Gully development will include an additional 60 wells, the expansion of the soon to be commissioned Strathblane gas plant, an additional gas processing plant to the south of Spring Gully, water treatment plant and all associated roads and infrastructure.
- To meet the power station load of up to 44 PJ/annum, the Spring Gully development will be supplemented by the development of our Walloon coal seam gas fields.
- A gas pipeline connecting Wallumbilla to the Darling Downs Power Station will be built.
- There will be a combined investment of about $500 million to complete the Spring Gully development, start the coal seam gas development in the Walloons and construct the connecting infrastructure.


origin

Origin has managed its gas purchasing and sales to leverage additional upstream development by reducing contracts to buy gas and securing new loads - particularly in Queensland



Origin Retail Natural Gas Supplies (PJ)
300
250
200
150
100
50
0
2007
2008
2009
2010
2011
2012
2013
2014
2015
ToP to ACQ
buy from Origin
buy from Origin JV partners
buy from 3rd parties
Power Generation
Retail Sales
Power generation potential for Origin to develop and service gas fired power projects from equity gas reserves
Gas markets - potential for Origin to service its retail requirements through contracts with third parties or develop equity gas reserves

Origin now has significant flexibility in gas supply - and has the option to buy from third parties if gas prices are low and develop equity gas if gas prices rise

Each year sees a deepening integration in Origin's business...



Generator
Retailer



Origin Retail Natural Gas Supplies (PJ)
ToP to ACQ
buy from Origin
buy from Origin JV partners
buy from 3rd parties
Power Generation
Retail Sales
Power generation potential for Origin to develop and service gas fired power projects from equity gas reserves
Gas markets - potential for Origin to service its retail requirements through contracts with third parties or develop equity gas reserves
2007
2008
2009
2010
2011
2012
2013
2014
2015
Energy Demand
Annual Demand and Generation dispatched (Twh)
Peak Demand
Peak Demand and Installed capacity (MW)
Origin Retail Load
Origin Existing Generation
Under Construction
Permitted Sites

... which will continue to create opportunities for Origin to develop and grow across each of its business segments



origin


origin
energy

For more information

For more information on Origin Energy please contact

Angus Guthrie

Manager, Investor Relations

Email: angus.guthrie@originenergy.com.au

Office: +61-2-8345 5558

Mobile: + 61-4-1786 4255

Alternatively visit our website

www.originenergy.com.au

and follow the prompts to the Investor Centre


origin

Origin energy

RECEIVED

2007 OCT 10 A 9:20

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	4 October 2007
From	Bill Hundy	Pages	14
Subject	APPENDIX 3Y NOTICES		

Please find attached Appendix 3Y - Change of Director's Interest Notices for:

- J R Williams
- T Bourne
- H M Nugent
- H K McCann
- G M Cairns
- G A King

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ORIGIN ENERGY LIMITED
ABN	30 000 051 696

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	James Roland Williams
Date of last notice	25 June 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held in: • Origin Energy Non-Executive Directors' Share Plan (NEDSP)
Date of change	3 October 2007
No. of securities held prior to change	21,498 Ordinary Fully Paid Shares held directly 16,739 Ordinary Fully Paid Shares held indirectly
Class	Ordinary
Number acquired	1,886
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	193 @ $10.12 per share 1,693 @ $10.05 per share
No. of securities held after change	21,691 Ordinary Fully Paid Shares held directly 18,432 Ordinary Fully Paid Shares held indirectly

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Purchase of securities pursuant to Non-Executive Directors' Share Plan and Issue of securities pursuant to Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ORIGIN ENERGY LIMITED
ABN	30 000 051 696

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Trevor Bourne
Date of last notice	25 June 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held in: • Origin Energy Non-Executive Directors' Share Plan (NEDSP)
Date of change	3 October 2007
No. of securities held prior to change	28,343 Ordinary Fully Paid Shares held directly 14,623 Ordinary Fully Paid Shares held indirectly
Class	Ordinary
Number acquired	1,454
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	467 @ $10.12 per share 987 @ $10.05 per share
No. of securities held after change	28,810 Ordinary Fully Paid Shares held directly 15,610 Ordinary Fully Paid Shares held indirectly

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Purchase of securities pursuant to Non-Executive Directors' Share Plan and Issue of securities pursuant to Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ORIGIN ENERGY LIMITED
ABN	30 000 051 696

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Helen M Nugent
Date of last notice	25 June 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held in: • Origin Energy Non-Executive Directors' Share Plan (NEDSP)
Date of change	3 October 2007
No. of securities held prior to change	3,410 Ordinary Fully Paid Shares held directly 14,988 Ordinary Fully Paid Shares held indirectly
Class	Ordinary
Number acquired	1,741
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	200 @ $10.12 per share 1,541 @ $10.05 per share
No. of securities held after change	3,610 Ordinary Fully Paid Shares held directly 16,529 Ordinary Fully Paid Shares held indirectly

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Purchase of securities pursuant to Non-Executive Directors' Share Plan and Issue of securities pursuant to Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ORIGIN ENERGY LIMITED
ABN	30 000 051 696

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	H Kevin McCann
Date of last notice	25 June 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held in: • Cottesloe Pty Ltd • H J McCann Investments Pty Ltd • D M McCann • Origin Energy Non-Executive Directors' Share Plan
Date of change	3 October 2007
No. of securities held prior to change	3,269 Ordinary Fully Paid Shares held directly 258,456 Ordinary Fully Paid Shares held indirectly
Class	Ordinary
Number acquired	5,657
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	2,844 @ $10.12 per share 2,813 @ $10.05 per share

+ See chapter 19 for defined terms.

No. of securities held after change	3,458 Ordinary Fully Paid Shares held directly 263,924 Ordinary Fully Paid Shares held indirectly
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Purchase of securities pursuant to Non-Executive Directors' Share Plan and Issue of securities pursuant to Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ORIGIN ENERGY LIMITED
ABN	30 000 051 696

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Gordon M Cairns
Date of last notice	8 June 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held in: • Cairns Superannuation Fund • Origin Energy Non-Executive Directors' Share Plan (NEDSP)
Date of change	3 October 2007
No. of securities held prior to change	2,500 Ordinary Fully Paid Shares held indirectly
Class	Ordinary
Number acquired	698
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$10.05 per share
No. of securities held after change	3,198 Ordinary Fully Paid Shares held indirectly

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Purchase of securities pursuant to Non-Executive Directors' Share Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ORIGIN ENERGY LIMITED
ABN	30 000 051 696

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Grant A King
Date of last notice	4 April 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held in: • Austrust G A King Private Superannuation Fund • Fabco Investments Pty Limited
Date of change	28 September 2007 (Options & PSR Issue) 3 October 2007 (DRP)
No. of securities held prior to change	34,407 Ordinary Fully Paid Shares held directly 266,639 Ordinary Fully Paid Shares held indirectly 2,000,000 Origin Energy Limited Options held directly
Class	Options Performance Share Rights Ordinary Shares
Number acquired	300,000 Options 100,000 Performance Share Rights 2,974 Ordinary Shares
Number disposed	Nil

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	300,000 Options which have an exercise price of $10.32 and will expire five years after issuance on 29 September 2012 100,000 Performance Share Rights which have a nil exercise price and will expire five years after issuance on 29 September 2012. 2,974 ordinary shares @ $10.12 per share
No. of securities held after change	34,781 Ordinary Fully Paid Shares held directly 269,239 Ordinary Fully Paid Shares held indirectly 2,300,000 Origin Energy Limited Options held directly 100,000 Origin Energy Limited Performance Share Rights held directly
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of options pursuant to the rules of the Origin Energy Senior Executive Option Plan. Issue of performance share rights pursuant to the rules of the Origin Energy Performance Share Rights Plan. Issue of securities pursuant to Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A

+ See chapter 19 for defined terms.

END

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

END